2018



Energizer
Holdings, Inc.

Notice of Annual Shareholders' Meeting and Proxy Statement



Energizer Holdings, Inc.

Letter to our Shareholders from
Our Independent Chairman and our President and Chief Executive Officer



December 13, 2018

Dear Fellow Shareholders,

On behalf of our Board of Directors, we are pleased to invite you to attend our Annual Shareholders' Meeting on Monday, January 28, 2019 at 8:00 a.m., Central Time, at our global headquarters located at 533 Maryville University Drive, St. Louis, MO 63141.

A notice of the meeting and our Proxy Statement containing important information about the matters to be voted upon and instructions on how you can vote your shares follow this letter.

Your vote is important to us. Please vote as soon as possible even if you plan to attend the meeting.



Thank you for your continued investment. Our Board remains committed to building long-term value in the Company for our shareholders. It is a privilege for our Board to serve on your behalf.

Sincerely,

Patrick J. Moore
Independent Chairman

Alan R. Hoskins
President and CEO

Patrick J. Moore
Chairman

Alan R. Hoskins
President and CEO

OUR PURPOSE

Energizer Holdings, Inc.
is leading the charge to connect our
brands, our people and the products we
offer to the world better than anyone else.

With a passion for winning, we're building
a bright future that's focused on delivering
long-term value to our shareholders,
consumers and customers.

OUR VALUES

INTEGRITY I RESPECT I TEAMWORK I INITIATIVE I PASSION I CHALLENGE

OUR BRANDS





Notice of 2019 Annual Shareholders' Meeting

DATE AND TIME:

Monday, January 28, 2019 at 8:00 a.m., Central Time

PLACE:

Energizer's global headquarters, 533 Maryville University Drive, St. Louis, Missouri 63141

MATTERS TO BE VOTED UPON:

1. To elect the nine (9) director nominees listed in the Proxy Statement
2. To cast an advisory, non-binding vote on our executive compensation
3. To ratify the appointment of our independent registered public accounting firm for fiscal 2019
4. To act upon any other business that may properly come before our Annual Shareholders' Meeting

RECORD DATE:

The Board of Director has fixed November 23, 2018 as the record date for the meeting. Only shareholders as of the close of business on that date are entitled to this notice of the meeting and to vote at the meeting.

HOW TO VOTE:

Shareholders of record can vote their shares by using the Internet or the telephone or by attending the meeting in person and voting by ballot. Instructions for voting by using the Internet or the telephone are set forth in the Notice of Internet Availability that has been provided to you. Shareholders of record who received a paper copy of the proxy materials may also vote their shares by marking their votes on the proxy card provided, signing and dating it, and mailing it in the envelope provided, or by attending the meeting in person and voting by ballot.

By Order of the Board of Directors,

Hannah H. Kim

Hannah H. Kim
Corporate Secretary

December 13, 2018

Important notice regarding the availability of proxy materials for the 2019 Annual Shareholders' Meeting: Our Proxy Statement and 2018 Annual Report to shareholders are available at http://investors.energizerholdings.com. We commenced mailing and making available this Proxy Statement on December 13, 2018.

EXECUTIVE SUMMARY

Item	Proposal		Board's Recommendation	Page Reference
1	Election of nine (9) directors	✓	FOR each director nominee	9
2	Advisory, non-binding approval of our executive compensation	✓	FOR	47
3	Ratification of the appointment of our independent registered public accounting firm for fiscal 2019	✓	FOR	49

Company Highlights

Delivered strong organic revenue and Adjusted EBITDA growth the past three years

Global battery market share gain of 4.9% in the last four years (1)

#1 in battery category (1)
Current global share of 37.2% (1)

$218M of run-rate savings with 2013 restructuring project

Energizer has built a foundation for delivering long-term value to shareholders, customers and consumers


LEAD WITH INNOVATION
OPERATE WITH EXCELLENCE
DRIVE PRODUCTIVITY
Focus on Maximizing Cash Flows

Leading with Innovation is Key to Success

- Energizer Bunny is now Bigger, Better & Bunnier
- Innovation across all battery segments, auto fragrance and appearance

Effectively Executing Category Fundamentals

- Delivered three (3) consecutive years of organic revenue growth and market share gains

Continuous Improvements Drive Productivity Gains

- Embedded a cost conscious mindset through zero-based budgeting
- Continuous improvement mindset since separation

(1) Market share data based on value; Nielsen Global Track through August 2018, World Monthly Markets

Our Board Nominees

Name	Age	Director Since	Primary Occupation	Committee Membership		
				Audit	Finance & Oversight	Human Capital
Patrick J. Moore	64	2015	Independent Chairman, Energizer Holdings, Inc.	M, F		
Bill G. Armstrong	70	2015	Retired Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition	M		M
Alan R. Hoskins	57	2015	President and Chief Executive Officer, Energizer Holdings, Inc.		M	
Kevin J. Hunt	67	2015	Retired Chief Executive Officer and President, Ralcorp Holdings, Inc.		M	M
James C. Johnson	66	2015	Retired General Counsel, Loop Capital Markets LLC			C
W. Patrick McGinnis	71	2015	Retired Chairman of the Board, Nestlé Purina PetCare Company		C	
J. Patrick Mulcahy	74	2015	Former Independent Chairman, Energizer Holdings, Inc.		M	
Nneka L. Rimmer	47	2018	Senior Vice President, Strategy and Global Enablement, McCormick & Company, Inc.	M		
Robert V. Vitale	52	2017	Chief Executive Officer, Post Holdings, Inc.	C, F	M	

M: Member   **C**: Chair   **F**: Financial Expert

At our 2017 Annual Shareholders' Meeting, our shareholders approved to amend and restate our Articles of Incorporation to phase-in the elimination of the classified board structure. Cynthia J. Brinkley and John E. Klein are in the class of directors whose terms of service expire at the 2020 Annual Shareholders' Meeting. Beginning in 2020, all of our directors will serve for a one-year term.

Corporate Governance Highlights

Independence	• 10 of 11 directors are independent • Our President and Chief Executive Officer is the only management director • Our Audit and Human Capital Committees are comprised solely of independent directors
Independent Chairman	• We have an Independent Chairman, selected by the independent directors • The Independent Chairman serves as liaison between management and the other independent directors
Executive Sessions	• Executive sessions of independent directors are scheduled at the end of each Board and Committee meeting
Oversight of Risk Management	• Our Board has principal responsibility for oversight of the Company's risk management process and understanding of the overall risk profile, including cyber risk

Board Practices	• Annual self-assessment process for the Board and the Committees • Added two new directors to the Board in the past two years • Majority voting standard for all directors • Beginning in 2020, annual election of all directors • No poison pill • Active Board engagement in succession planning of executive officers • Commitment to Board refreshment and director succession
Ethics and Compliance	• From manufacturing quality products to meeting our customers' needs, we work hard to be the best and play by the rules, while valuing every colleague and partner that makes up our team

Executive Compensation Highlights

Our primary compensation strategy is "Pay for Performance" which drives a mindset of accountability and productivity. Our compensation guiding principles are to structure executive compensation that is simple, aligned and balanced. We believe our guiding principles are strongly aligned with our corporate strategic priorities and our vision for shareholder value creation.

Aggregate Pay Package	• Our aggregate pay packages are targeted at the 50th percentile for our peer group
Annual Cash Bonus Program	In fiscal 2018, bonuses were payable based on the following components, related to the achievement of pre-determined Company targets: • 25% related to adjusted free cash flow; • 25% related to adjusted net sales; • 25% related to adjusted SG&A as % of net sales; and • 25% related to adjusted operating profit
Equity Awards	• In fiscal 2018, we awarded restricted stock equivalents with a three-year vesting period. 70% of the award is performance-based and vests based only upon achievement of pre-determined performance targets of two metrics: (i) cumulative adjusted earnings per share, and (ii) cumulative free cash flow as a percentage of adjusted net sales. The remaining portion vests on the third anniversary of the grant if the recipient remains employed with the Company
Supplemental Retirement Plans	• Certain of our executives participate in the retirement plans available for all employees; the supplemental retirement plans restore retirement benefits otherwise limited by federal law

PROXY STATEMENT TABLE OF CONTENTS

Corporate Governance

THE BOARD OF DIRECTORS AND ENERGIZER'S CORPORATE GOVERNANCE

BOARD LEADERSHIP STRUCTURE

Our Board regularly considers the appropriate leadership structure for the Company and has concluded that the Company and its shareholders are best served by not having a formal policy on whether the same individual should serve as both Chief Executive Officer and Chairman of the Board. This flexibility allows the Board to utilize its considerable experience and knowledge to elect the most qualified director as Chairman of the Board, while maintaining the ability to separate the Chairman and Chief Executive Officer roles when appropriate. Currently, we have an Independent Chairman of the Board who is appointed annually by the independent directors. The roles of Chairman and Chief Executive Officer have been separate since 2015. Our Chief Executive Officer has primary responsibility for the operational leadership and strategic direction of the Company, while our Independent Chairman facilitates our Board's independent oversight of management.

Independent Chairman Duties

Mr. Moore currently serves as Independent Chairman of the Board. Key responsibilities include:

- Calling meetings of the Board and independent directors
- Chairing executive sessions of the independent directors
- Establishing Board culture
- Setting the Board meeting agenda in consultation with the other directors, the Chief Executive Officer and the Corporate Secretary
- Acting as an advisor to the Chief Executive Officer
- Leading the annual self-assessment of the Board

COMMITTEE COMPOSITION

As of the date of this Proxy Statement, our Board has eleven (11) directors and the following three (3) Board Committees: (1) Audit, (2) Human Capital, and (3) Finance and Oversight. The current membership and the function of each of the Board committees are described below. Each of the committees operates under a written charter adopted by the Board. During fiscal 2018, our Board held eight (8) meetings.

In fiscal 2018, the Board renamed its Nominating and Executive Compensation Committee as the Human Capital Committee. The Board has long recognized that our colleagues are one of our most important assets and is engaged with management on ensuring that our Company is an employer of choice for the most talented employees in our industry. While the full Board discusses human capital management with regards to its role in overseeing our overall long-term strategy, our Human Capital Committee has responsibility for overseeing human capital management.

Audit Committee

Members:
Bill G. Armstrong
John E. Klein
Patrick J. Moore
Nneka L. Rimmer
Robert V. Vitale (Chair)

Meetings in Fiscal 2018: 5

The Board has determined that each member of the Audit Committee is independent within the meaning of Energizer's independence standards and applicable New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") rules and regulations, and Mr. Moore and Mr. Vitale are audit committee financial experts.

- Reviews internal auditing, accounting, financial reporting, internal control and risk management functions

- Responsible for engaging and supervising our independent accountants, resolving differences between management and our independent accountants regarding financial reporting, pre-approving all audit and non-audit services provided by our independent accountants, and establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

- Reviews (i) management's programs to identify, assess, manage, and mitigate significant enterprise risks of the Company, including both strategic and operational risks, and (ii) the Company's risk management structures and practices, including cyber risk

- Exercises oversight of the Company's compliance program, with direct access to the Company's Chief Compliance Officer

Human Capital Committee

Members:
Bill G. Armstrong
Cynthia J. Brinkley
Kevin J. Hunt
James C. Johnson (Chair)

Meetings in Fiscal 2018: 6

The Board has determined that each member of the Human Capital Committee is independent within the meaning of Energizer's independence standards and applicable NYSE and SEC rules and regulations.

Committee Interlocks and Insider Participation

No member of the Human Capital Committee is or has been an officer or employee of the Company or any of its subsidiaries. In addition, no member of the Human Capital Committee had any relationships with the Company or any other entity that require disclosure under the proxy rules and regulations promulgated by the SEC.

- Oversight of the Company's culture

- Sets compensation of our executive officers, administers our Equity Incentive Plan and grants equity-based awards, including performance-based awards, under the plan

- Administers and approves performance-based awards under our executive officer bonus plan

- Establishes performance criteria for performance-based awards and certifies as to their achievement

- Monitors management compensation and benefit programs, and reviews principal employee relations policies; recommends nominees for election as directors or executive officers to the Board, as well as committee memberships and compensation and benefits for directors

- Administers our stock ownership guidelines

- Conducts the annual self-assessment process of the Board and its committees

- Recommends to the Board nominees for election as directors

- Has responsibility for the Corporate Governance Principles

Finance and Oversight Committee

Members:
Alan R. Hoskins
Kevin J. Hunt
John E. Klein
W. Patrick McGinnis (Chair)
J. Patrick Mulcahy
Robert V. Vitale

Meetings in Fiscal 2018: 7

- Reviews our financial condition, objectives and strategies, and acquisitions and other major transactions and capital expenditures

- Makes recommendations to the Board concerning financing requirements, our share repurchase program and dividend policy, foreign currency management and pension fund performance

- Reviews casualty and liability insurance programs and requirements

- Reviews performance of defined benefit plan investment managers and trustees and the investment objectives

The Company's Corporate Governance Principles and all of the Board Committee charters are available on the Company's website, www.energizerholdings.com if you click on "Investors," then "Corporate Governance", then "Overview".

SUCCESSION PLANNING

One of the Board's primary responsibilities is to oversee the development of appropriate executive-level talent to successfully execute the Company's strategy. Management succession is regularly discussed by the independent directors in executive session and with the Chief Executive Officer. The Board reviews candidates for all senior executive positions to confirm that qualified successor-candidates are available for all positions and that development plans are being utilized to strengthen the skills and qualifications of successor-candidates.

Our Independent Chairman oversees the process for the Chief Executive Officer succession and leads, at least annually, the Board's discussion of Chief Executive Officer succession planning. Our Chief Executive Officer reviews with the Board development plans for successors of the other executive officer roles. Directors engage with potential Chief Executive Officer and senior management talent at Board and Committee meetings and in less formal settings to enable directors to personally assess candidates. The Board reviews management succession in the ordinary course of business as well as contingency planning.

BOARD AND COMMITTEE ASSESSMENT

The Board and each Committee conducts an annual self-evaluation to assess effectiveness and consider opportunities for improvement. The self-evaluation process is managed by the Human Capital Committee. The Independent Chairman of the Board as well as each Committee Chair leads the Board and Committee in a robust assessment on an annual basis.

Matters considered in the self-evaluation include the following:

- The effectiveness of the Board's leadership and Committee structure
- Dynamics between the Board and management
- Engagement of and preparation by Board and Committee members
- Board and Committee skills, composition and diversity and Board succession planning
- Board and Committee culture and dynamics, including the effectiveness of discussion and debate at Board and Committee meetings
- Quality of Board materials and agendas

BOARD OVERSIGHT OF RISK

The Board, acting both directly and through its Committees, is actively involved in oversight of the significant risks affecting our business. The Board and its Committees' risk oversight activities are informed by our management's risk assessment and risk management processes. In particular, our Board and each Committee focuses on overseeing the following risks:

Board	Audit Committee	Human Capital Committee	Finance and Oversight Committee
• Strategic risks, including cyber risk • Company culture of compliance and risk management • CEO and Executive Officer management performance and succession planning • Board governance and practices • Independence of the Company's risk management functions	• Internal and external fraud • Financial reporting risk • Expense risk • Oversight of internal audit and compliance functions • Oversight of the Company's risk management structures and practices, including cyber risk	• Compensation and benefits risk • Talent risk • Board governance and practices • Lobbying expenses and political contributions • Corporate responsibility risk	• Market risk • Insurance risk • Liquidity risk • Credit risk

Structure of Risk Oversight and Risk Management

The Board's role in risk oversight is consistent with the Company's leadership structure, with management having day-to-day responsibility for assessing and managing the Company's risk exposure and the Board, directly and through its committees, providing oversight in connection with those efforts, with particular focus on the most significant risks facing the Company. Management meets regularly to discuss our business strategies, challenges, risks and opportunities and reviews those items with the Board at regularly scheduled meetings.

The risk oversight responsibility of the Board and its Committees is enabled by management evaluation and reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks and management's risk mitigation strategies as well as compliance matters. Management of day-to-day operational, financial and legal risks and compliance issues is the responsibility of operational and executive leadership of the Company.

The Company has established a comprehensive risk management process that is primarily managed by two risk committees, the Executive Compliance and Risk Committee (the "Executive Risk Committee") and the Compliance and Risk Subcommittee (the "Risk Subcommittee"). Each committee is sponsored by our Chief Financial Officer, and co-led by our Chief Compliance Officer and our Vice President, Internal Audit.

Executive Risk Committee

The Executive Risk Committee is made up of members of the executive management team, and sets the tone and direction for the risk management program. The Executive Risk Committee provides oversight to the risk management process, ensures adequate focus on high priority risks, reviews Risk Subcommittee reports, and receives updates on significant compliance investigations worldwide. The committee co-leads meet annually with Executive Risk Committee members who are high priority risk owners in order to discuss the identified risks and ensure appropriate mitigation actions are being taken.

The Executive Risk Committee reports directly to the Audit Committee and advises the Audit Committee on a quarterly basis regarding the Company's risk management structure and practices, as well as management's programs to identify, assess, manage, and mitigate significant enterprise risks of the Company. The Audit Committee, in turn, reports to our Board. The Executive Risk Committee also presents directly to the Board with regard to these matters on an annual basis.

Risk Subcommittee

The Risk Subcommittee is made up of a cross functional team of emerging leaders that are one to three organizational levels below our senior executives who can provide a perspective on the practical implementation of our compliance and risk management programs. The purpose of the Risk Subcommittee is to:

- establish the risk management process;
- identify and evaluate risks based on both their perceived impact on our Company and likelihood of occurrence, which include, among others, economic, industry, enterprise, operational, compliance and financial risks;
- identify and verify actions that would reasonably mitigate risks;
- verify the results of the risk analysis and mitigation efforts with the appropriate levels of management; and
- ensure regulatory and compliance issues are being addressed.

The Risk Subcommittee reports directly to and provides quarterly reports to the Executive Risk Committee.

CODE OF CONDUCT

At Energizer, our values are the foundation for all that we do, and we work hard to be the best and play by the rules, while valuing every colleague and partner that makes up our team. Our Code of Conduct is based on one of our Company values — integrity — that serves as the foundation for our individual actions and decisions as colleagues.

Our commitment to our values will help us continue to lead in the markets where we work and make our brand globally known and respected.

We also have a Supplier Code of Conduct which sets forth our Company's basic expectations for environmental, labor, supplier working conditions and ethical practices that suppliers are expected to meet in order to do business with our Company. We hold our suppliers to a high standard and use a risk-based approach to audit suppliers for ongoing compliance.

CORPORATE RESPONSIBILITY

Our approach to corporate responsibility all boils down to one simple thought: "Do the right thing", and we have developed a three-part approach to execute.

Environmental Responsibility

First is a focus on reducing the impact our Company and products have on the environment. Through various efforts including product development, packaging, recycling and outreach programs, we are careful to make choices with environmental benefit in mind.

Social Responsibility

The second part reflects the fact that we care about society. We focus on making a positive impact on our local communities, including providing safe work environments for our colleagues and participating in various partnerships, colleague-led grassroots programs and volunteer efforts globally.

Commitment to Shareholders

Third, but equally as important, is our commitment to our shareholders. All of our efforts on behalf of the environment and our communities are also designed to complement and support the overall financial health of the Company.

COMMUNICATING CONCERNS TO THE BOARD

Shareholders may contact our Board, any director (including the Independent Chairman), or any Committee. Communications will be received and processed by management before being forwarded to the Board, a Committee or a director, as designated in your message.



Corporate Secretary
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, MO 63141

Concerns relating to our financial statements, accounting practices, internal controls or violations of our Code of Ethics should be addressed in accordance with the procedures outlined in our Code of Conduct, which is available on our website at http://investors.energizerholdings.com/corporate-governance.

Board of Directors

DIRECTOR NOMINATION

The Human Capital Committee is responsible for recommending candidates for election to our Board of Directors, consistent with the requirements for membership set forth in our Corporate Governance Principles.

In fiscal 2018, the Human Capital Committee continued to identify director candidates through the use of an external search firm. Ms. Rimmer was identified by an external search firm for inclusion as a director candidate and was appointed to the Board, following the Human Capital Committee's evaluation and nomination. The Human Capital Committee also considers candidates proposed by directors, management, and our shareholders.

The Human Capital Committee also considers shareholder recommendations for candidates for the Board of Directors using the same criteria described below. Additional information can be found in the section "*Shareholder Proposals for the 2020 Annual Shareholders' Meeting*".

At the 2017 Annual Shareholders' Meeting, the shareholders voted to amend and restate the Amended and Restated Articles of Incorporation of the Company that resulted in a phased-in elimination of the classified board. Our Board of Directors currently consists of two (2) classes: one class consisting of two (2) directors whose terms of service expire at the 2020 Annual Shareholders' Meeting and one class consisting of nine (9) directors whose terms of service expire at the 2019 Annual Shareholders' Meeting. Beginning with the 2020 Annual Shareholders' Meeting, our shareholders will be electing all Board members on an annual basis.

DIRECTOR QUALIFICATIONS

The Human Capital Committee works with our Board to determine the characteristics, skills, and experience for the Board with the objective of having a board with diverse backgrounds, skills, and experience.

For all directors, we require independence, integrity, energy, forthrightness, analytical skills and commitment to devote the necessary time and attention to the Company's affairs. In evaluating the suitability of individual director candidates, our Board considers many factors, including educational and professional background; personal accomplishments; industry experience; and diversity on the basis of race, color, national origin, gender, religion, disability and sexual orientation.

Directors should be able to devote sufficient time to the affairs of the Company and be diligent in fulfilling the responsibilities of a director and Board Committee member, including developing and maintaining sufficient knowledge of the Company and its industries; reviewing and analyzing reports and other information important to the Board and Committee responsibilities; preparing for, attending and participating in Board and Committee meetings; and satisfying appropriate orientation guidelines.

The Human Capital Committee is also responsible for articulating and refining specific criteria for Board and Committee membership to supplement the more general criteria.

Mr. Mulcahy, who is currently 74, has been a director on our Board since 2015 and was unanimously appointed by the independent directors to serve as the Independent Chairman of our Board from 2015 until 2018. During Mr. Mulcahy's service, he has continued to enhance the Board's oversight of management, given his extensive experience of the industry and the Company, and has provided an invaluable perspective for both the Board and management. Although Mr. Mulcahy has reached the retirement age set forth within our Corporate Governance Principles, the Board has requested that Mr. Mulcahy stand for nomination for re-election to our Board at our 2019 Annual Shareholders' Meeting to provide continuity and a smooth transition of the Chairman role, and Mr. Mulcahy has accepted this request.

DIRECTOR INDEPENDENCE

Having an independent board is a critical element of our corporate governance. Our Corporate Governance Principles provide that a majority of our directors be independent. Our Board has adopted director independence guidelines to assist in determining each director's independence. The guidelines either meet or exceed the independence requirements of the NYSE.

Each year and before a new director is appointed, the Board must affirmatively determine a director has no relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. Annually, each director completes a detailed questionnaire that provides information about relationships that might affect the determination of independence. Management provides the Human Capital Committee and Board with relevant known facts and circumstances of any relationship bearing on the independence of a director or nominee. The Human Capital Committee then completes an assessment of each director, considering all known relevant facts and circumstances concerning any relationship bearing on the independence of a director or nominee. This process includes evaluating whether any identified relationship otherwise adversely affects a director's independence and affirmatively determining that the director has no material relationship with the Company, another director, or as a partner, shareholder, or officer of an organization that has a relationship with the Company.

Based on the review and recommendation by the Human Capital Committee, the Board analyzed the independence of each director and determined that all nominees with the exception of Mr. Hoskins, our President and Chief Executive Officer, meet the standards of independence under our Corporate Governance Principles.

OUR DIRECTORS

10	directors are **independent**
6	directors are current and former **Chief Executive Officers**
7	directors have **international experience**
9	directors have **served on another public company board** in the last five years
6	directors have **consumer packaged goods experience**
2	directors are **women**
2	directors are **African-American**

Our nine (9) director nominees:

• represent diverse backgrounds and viewpoints;
• have served as senior leaders in the areas of legal, operations, finance, corporate development, technology and human resources;
• have proven leadership skills; and
• strengthen our Board's oversight capabilities by providing historical and new perspectives about our Company.


Proposal 1: Election of Directors

Set forth in this section are each nominee's and each director's name, age as of our Annual Shareholders' Meeting, principal occupation, business experience, other current and prior public company directorships held during the past five years. We also discuss the qualifications and skills that led our Board to nominate each person for election as a director. All of the nominees are current directors, and each agreed to be named in this Proxy Statement and to serve if elected.

> ✓ **Our Board recommends a vote "FOR" the election of these nominees as directors of the Company.**

INFORMATION ABOUT NOMINEES AND OTHER DIRECTORS

Bill G. Armstrong
Retired Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition



Director Since 2015

Mr. Armstrong is a private equity investor. From 2001 to 2004, Mr. Armstrong served as Executive Vice President and Chief Operating Officer at Cargill Animal Nutrition. Prior to his employment with Cargill, Mr. Armstrong served as Chief Operating Officer of Agribrands International, Inc., an international agricultural products business, and as Executive Vice President of Operations of the international agricultural products business of Ralston Purina Company. He also served as managing director of Ralston's Philippine operations, and during his tenure there, was a director of the American Chamber of Commerce.

Age: 70
Independent Director
Energizer Committees:
Audit Committee
Human Capital Committee
Past Public Company Boards:
- Ralcorp Holdings, Inc.
- Former parent company, Edgewell Personal Care Company

Skills and Experience:
- Executive Management
- Public Company Experience
- Business Operations
- International
- M&A/Capital Markets
- Marketing/Sales
- Consumer Packaged Goods Experience

As a result of Mr. Armstrong's international and operational background, as well as his extensive experience with corporate transactions, he provides a global perspective to the Board, which has become increasingly important as our international operations represent a significant portion of our annual sales.

ELECTION OF DIRECTORS

Cynthia J. Brinkley
Chief Administrative and Markets Officer, Centene Corporation
Continuing in office, term expiring in 2020



Age: 59
Independent Director
Energizer Committee:
Human Capital Committee

Director Since 2015

Ms. Brinkley is Chief Administrative and Markets Officer for Centene Corporation, a government services managed care company. At Centene, Ms. Brinkley has had responsibility for overseeing global corporate development, integration and international operations. Prior to joining Centene in 2014, Ms. Brinkley was Vice President of Global Human Resources for General Motors from 2011 to 2013. Prior to GM, she was Senior Vice President of Talent Development and Chief Diversity Officer for AT&T from 2008 to 2011. Ms. Brinkley worked for SBC Communications from 1986 to 2008, lastly as President of SBC / AT&T Missouri, when SBC Communications acquired AT&T.

Skills and Experience:
- Executive Management
- Public Company Experience
- Business Operations
- M&A/Capital Markets
- International
- Public Relations
- Human Capital Management

Ms. Brinkley brings significant experience in communications and human capital management as well as extensive experience as a senior executive at Fortune 10 and Fortune 200 companies to our Board of Directors and provides the Board with a unique perspective on high-profile issues facing our core businesses.

Alan R. Hoskins
President and Chief Executive Officer, Energizer Holdings, Inc.



Age: 57
Energizer Committee:
Finance and Oversight Committee

Director Since 2015

Mr. Hoskins has been President and Chief Executive Officer of Energizer Holdings, Inc. since July 2015. Prior to his current position, he served as President and Chief Executive Officer, Energizer Household Products of Edgewell Personal Care Company, our former parent company, a position he held since April 2012. Mr. Hoskins held several leadership positions including Vice President, Asia-Pacific, Africa and Middle East from 2008 to 2011, Vice President, North America Household Products Division from 2005 to 2008, Vice President, Sales and Trade Marketing from 1999 to 2005, and Director, Brand Marketing from 1996 to 1999. He started his career at Union Carbide in 1983 following several years in the retailer, wholesaler and broker industry.

Skills and Experience:
- Executive Management
- Public Company Experience
- Business Operations
- Public Relations
- International
- Marketing/Sales
- Consumer Packaged Goods Experience

Mr. Hoskins is very knowledgeable about the dynamics of our business and the categories in which we compete. His experience with the complex financial and operational issues of consumer products businesses brings critical financial, operational and strategic expertise to our Board of Directors.

Kevin J. Hunt
Retired Chief Executive Officer and President, Ralcorp Holdings, Inc.



Director Since 2015

Mr. Hunt served as President and Chief Executive Officer of Ralcorp Holdings, Inc., a private-brand food and food service products company, from January 2012 to January 2013 upon its acquisition by ConAgra Foods, Inc. Mr. Hunt previously served as Co-Chief Executive Officer and President of Ralcorp Holdings from 2003 to 2011 and Corporate Vice President from 1995 to 2003. Prior to joining Ralcorp Holdings, he was Director of Strategic Planning for Ralston Purina and before that he was employed in various roles in international and domestic markets and general management by American Home Products Corporation.

He currently serves as a Senior Advisor to C.H. Guenther & Son Inc. and previously served as a consultant to Treehouse Foods and on the advisory Board of the Vi-Jon Company, owned by Berkshire Partners.

Age: 67

Energizer Committees:
Finance and Oversight Committee
Human Capital Committee

Other Public Company Board:
• Clearwater Paper Company

Past Public Company Board:
• Ralcorp Holdings, Inc.

Skills and Experience:
• Executive Management
• Public Company Experience
• Business Operations
• M&A/Capital Markets
• Marketing/Sales
• Consumer Packaged Goods Experience

As a former Chief Executive Officer and President of a NYSE-listed company, Mr. Hunt brings his considerable experience to our Board and the Committees thereof on which he serves.

James C. Johnson
Retired General Counsel, Loop Captial Markets LLC



Director Since 2015

Mr. Johnson served as General Counsel of Loop Capital Markets LLC, a financial services firm, from November 2010 until his retirement in January 2014. From 1998 to 2009, Mr. Johnson served in a number of positions at The Boeing Company, an aerospace and defense firm, including Vice President, Corporate Secretary and Assistant General Counsel from 2003 until 2007, and Vice President and Assistant General Counsel, Commercial Airplanes from 2007 to his retirement in March 2009. In February 2018, Mr. Johnson completed the NACD Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight, demonstrating his commitment to board-level cyber-risk oversight.

Age: 66

Independent Director

Energizer Committee: Human Capital Committee (Chair)

Other Public Company Boards:
• Ameren Corporation
• Hanesbrands Inc.
• Edgewell Personal Care Company

Skills and Experience:
• Public Company Experience
• M&A/Capital Markets
• Corporate Governance
• Human Capital Management
• Legal/Regulatory
• Risk Management/Compliance

As a former General Counsel of a financial services firm and a former Vice President, Corporate Secretary and Assistant General Counsel of an aerospace and defense firm, Mr. Johnson provides our board with extensive executive management and leadership experience, as well as strong legal, compliance, risk management, corporate governance and compensation skills.

John E. Klein
Retired President, Randolph College
Continuing in office, term expiring in 2020



Director Since 2015

Mr. Klein served as President of Randolph College from 2007 to 2013. Previously, Mr. Klein served as Executive Vice Chancellor for Administration, Washington University in St. Louis from 2004 to 2007. From 1985 to 2003, Mr. Klein served as President and Chief Executive Officer, Bunge North America, Inc. Prior to his appointment as Chief Executive Officer, he served in various senior executive positions for Bunge North America, and earlier in his career, in a variety of positions internationally for Bunge, Ltd.

Mr. Klein earned a law degree and practiced law in New York City for several years before joining Bunge Ltd. He is also a Trustee of the American University of Paris.

Age: 73
Independent Director
Energizer Committees:
Audit Committee
Finance and Oversight Committee
Past Public Company Boards:
• Embrex, Inc.
• Former parent company, Edgewell Personal Care Company

Skills and Experience:
• Executive Management
• Business Operations
• International
• Corporate Governance
• Legal/Regulatory
• Risk Management/Compliance

Mr. Klein has significant executive management and administrative experience in agribusiness and higher education and brings the benefits of his diverse legal, international, operational and administrative background and experience to our Board.

W. Patrick McGinnis
Retired Chairman of the Board, Nestlé Purina PetCare Company



Director Since 2015

Mr. McGinnis served as Chairman of Nestlé Purina PetCare Company from January 2015 until his retirement in January 2017. Mr. McGinnis served as Chief Executive Officer and President of Nestlé Purina PetCare Company, a pet foods company, from 2001 through January 1, 2015. From 1980 to 1999, he served in various roles of increasing responsibility at Ralston Purina Company, including President and Chief Executive Officer.

Age: 71
Independent Director
Energizer Committee: Finance and Oversight Committee (Chair)
Other Public Company Board:
• Caleres, Inc.
Past Public Company Board:
• Former parent company, Edgewell Personal Care Company

Skills and Experience:
• Executive Management
• Public Company Experience
• M&A/Capital Markets
• Business Operations
• International Business
• Public Relations
• Marketing/Sales
• Consumer Packaged Goods Experience

Mr. McGinnis has over forty years of experience in consumer products industries, including almost twenty years as chief executive of the Purina pet food business. As a result, he has expertise with respect to marketing and other commercial issues, competitive challenges, and long-term strategic planning, as well as valuable perspectives with respect to potential acquisitions of consumer products businesses that make him an invaluable member of our Board.

Patrick J. Moore
Chairman, Energizer Holdings, Inc.



Director Since 2015

Mr. Moore has served as the Company's Chairman since November 2018. He is also President and Chief Executive Officer of PJM Advisors, LLC, a private equity investment and advisory firm. Prior to PJM, Mr. Moore served as Chairman and Chief Executive Officer of Smurfit-Stone Container Corporation, a leader in integrated containerboard and corrugated package products and paper recycling, from 2002 to 2011 upon its acquisition by RockTenn Company.

During his 24 year tenure at Smurfit, Mr. Moore also served as Chief Financial Officer, Vice President—Treasurer and General Manager of the Company's Industrial Packaging division. Smurfit-Stone Container Corp voluntarily filed for Chapter 11 bankruptcy in January 2009 and emerged in June 2010. Mr. Moore previously held positions in corporate lending, international banking and corporate administration at Continental Bank in Chicago. He is on the board of Archer Daniels Midland Company and serves on the North American Review Board of American Air Liquide Holdings, Inc. as well as the St. Louis Zoological Society and the Big Shoulders Fund.

Age: 64

Energizer Committee:
Audit Committee

Other Public Company Board:
• Archer Daniels Midland Company

Past Public Company Boards:
• Ralcorp Holdings, Inc.
• Exelis, Inc.
• Rentech, Inc.

Skills and Experience:
• Executive Management
• Finance
• Public Company Experience
• Business Operations
• International
• M&A/Capital Markets
• Corporate Governance
• Public Relations
• Risk Management/Compliance

Mr. Moore's experience and financial expertise contribute to the oversight of overall financial performance and reporting by our Board as well as operational and strategic oversight.

J. Patrick Mulcahy
Former Chairman, Energizer Holdings, Inc.



Director Since 2015

Mr. Mulcahy served as Chairman of Energizer's Board of Directors since July 2015 until November 2018 and served as Chairman of the Board of Edgewell Personal Care Company, our former parent company, from 2007-2015. He served as Vice Chairman of the Board of our former parent company from January 2005 to January 2007, and prior to that time served as Chief Executive Officer of our former parent company from 2000 to 2005, and as Chairman of the Board and Chief Executive Officer of Eveready Battery Company, Inc. from 1987 until his retirement in 2005.

Age: 74
Independent Director
Energizer Committee:
Finance and Oversight Committee
Past Public Company Boards:
- Ralcorp Holdings, Inc.
- Solutia, Inc.
- Hanesbrands Inc.
- Former parent company, Edgewell Personal Care Company

Skills and Experience:
- Executive Management
- Public Company Experience
- Business Operations
- Public Relations
- International
- Marketing/Sales
- M&A/Capital Markets
- Consumer Packaged Goods Experience

Mr. Mulcahy has over 40 years of experience in consumer products industries, including almost 20 years as chief executive of Energizer's battery business. He is very knowledgeable about the dynamics of our business and the categories in which we compete. His experience with the complex financial and operational issues of consumer products businesses brings critical financial, operational and strategic expertise to our Board of Directors.

Nneka L. Rimmer
Senior Vice President, Strategy and Global Enablement, McCormick & Company, Inc.



Director Since 2018

Ms. Rimmer is Senior Vice President, Strategy and Global Enablement at McCormick & Company, Inc. where she is responsible for shaping overall corporate strategies and leading the delivery of strategic business enablers and value-producing business services across the company. Ms. Rimmer provides strategic direction for mergers and acquisitions and is responsible for shaping the corporate-wide portfolio strategy. In addition, she oversees McCormick's Global Enablement, Information Technology, Corporate Development and Corporate Strategy Teams.

Prior to joining McCormick in 2015, Ms. Rimmer was a Partner and Managing Director with the Boston Consulting Group. While at Boston Consulting Group for 13 years, she executed large-scale transformation initiatives working with large, global consumer goods corporations. Her areas of strategic expertise includes trade, competition, international growth, go-to-market as well as organizational development.

Age: 47
Independent Director
Energizer Committee:
Audit Committee

Skills and Experience:
- Executive Management
- Public Company Experience
- M&A/Capital Markets
- Finance
- Information Technology
- Human Capital Management
- Consumer Packaged Goods Experience
- Business Operations
- Analytics

Ms. Rimmer brings to the Company significant brand-building expertise. Her current and prior executive leadership roles enable her to provide valuable contributions with respect to creativity and vision for long-term growth. Ms. Rimmer's extensive consumer products background allow her to contribute valuable insights regarding the Company's industry, operations, and strategy.

Robert V. Vitale
Chief Executive Officer, Post Holdings, Inc.



Director Since 2017

Mr. Vitale is President and Chief Executive Officer of Post Holdings, Inc. Post is a diversified food company with leading positions in ready to eat cereal, value added egg products, sports nutrition and various private brand categories. Rob joined Post in 2011 as its Chief Financial Officer.

Prior to joining Post, Rob led AHM Financial Group, LLC (2006-2011), an insurance brokerage and wealth management firm, and was a partner in Westgate Equity Partners, LLC, a consumer products private equity firm (1996-2006). He managed Corporate Finance at Boatmens Bancshares (1994-1996), and started his career at KPMG in 1987.

Age: 52
Independent Director
Energizer Committees:
Audit Committee (Chair)
Finance and Oversight Committee
Other Public Company Board:
• Post Holdings, Inc.

Skills and Experience:
• Executive Management
• Public Company Experience
• M&A/Capital Markets
• Finance
• Consumer Packaged Goods Experience
• International

Mr. Vitale's strong leadership, deep M&A expertise and accounting and financial background, along with his knowledge of consumer products businesses, brings critical expertise to our Board of Directors.

DIRECTOR ATTENDANCE

Our Board holds regularly scheduled quarterly meetings. Additionally, there is generally an annual strategy retreat, which includes presentations and discussions with senior management about the Company's long-term strategy. During fiscal 2018, all directors attended 75% or more of the Board meetings and meetings of the Committees on which they served during their period of service. Under our Corporate Governance Principles, each director is encouraged to attend our Annual Shareholders' Meeting. All of our directors attended the 2018 Annual Shareholders' Meeting.

THE BOARD OF DIRECTORS AND ENERGIZER'S CORPORATE GOVERNANCE — DIRECTOR COMPENSATION

We provided several elements of compensation to our non-employee directors for service on our Board during fiscal 2018. The Human Capital Committee, which makes recommendations to the full Board regarding director compensation, strives to set director compensation at the 50th percentile of the peer group. This peer group, which can be found under "*Executive Compensation—Executive Compensation Peer Group*," has been selected for purposes of evaluating our executive compensation based on market data provided by the Human Capital Committee's independent consultant, Mercer.

Retainers and Meeting Fees

During fiscal 2018, all the directors, other than Mr. Hoskins and Ms. Rimmer, received the following compensation package for serving on the Board and its Committees. Mr. Hoskins, our President and Chief Executive Officer, receives no additional compensation for his service on the Board and its Committees. During fiscal 2018, Ms. Rimmer received a pro rata portion of the below compensation package, as Ms. Rimmer joined our Board and our Audit Committee, effective July 27, 2018.

Non-Employee Director Compensation	
Annual retainer	$100,000
Fee for each Board meeting in excess of six (6) meetings	$ 1,500
Fee for each Committee meeting in excess of six (6) meetings	$ 1,500

The Chairs of the Committees also received an additional annual retainer of $20,000 for their service, and the Independent Chairman of the Board received an additional annual retainer of $100,000 for his service as Chairman.

Deferred Compensation Plan

Non-management directors are permitted to defer all or a portion of their retainers and fees under the terms of our deferred compensation plan. Deferrals may be made into (a) the Energizer common stock unit fund, which tracks the value of our common stock; or (b) the prime rate option under which deferrals are credited with interest at the prime rate quoted by The Wall Street Journal. Deferrals in the deferred compensation plan are currently paid out in a lump sum in cash or Energizer stock within 60 days following the director's termination of service on the Board.

Restricted Stock Equivalents

Initial Grant.   New, non-management directors that may be appointed or elected to the Board receive a grant of restricted stock equivalents with a grant-date value of $200,000, which vest three years from the date of grant or upon certain other vesting events. Directors have the option to defer delivery of shares upon vesting of this award until retirement from the Board.

THE BOARD OF DIRECTORS AND ENERGIZER'S CORPORATE GOVERNANCE—DIRECTOR COMPENSATION

Annual Grant.   On the first business day of January each year, each non-employee director is credited with a restricted stock equivalent award with a grant-date value of $110,000 under our Equity Incentive Plan. This award vests one year from the date of grant or upon certain other vesting events. Directors have the option to defer the delivery of shares upon vesting of this award until retirement from the Board.

| | DIRECTOR COMPENSATION TABLE | | | | | | |
Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)(6)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation (4)(5)	Total
J.P. Mulcahy	$204,500	$110,028	$0	$0	$0	$0	$314,528
B.G. Armstrong	$103,000	$110,028	$0	$0	$0	$0	$213,028
C.J. Brinkley	$103,000	$110,028	$0	$0	$0	$0	$213,028
K.J. Hunt	$104,500	$110,028	$0	$0	$0	$0	$214,528
J.C. Johnson	$123,000	$110,028	$0	$0	$0	$0	$233,028
J.E. Klein	$103,000	$110,028	$0	$0	$0	$0	$213,028
W.P. McGinnis	$123,000	$110,028	$0	$0	$0	$0	$233,028
P.J. Moore	$123,000	$110,028	$0	$0	$0	$0	$233,028
N.L. Rimmer (6)	$ 18,037	$247,702	$0	$0	$0	$0	$265,739
R.V. Vitale	$104,500	$110,028	$0	$0	$0	$0	$214,528

(1) This column reflects retainers and meeting fees earned during fiscal 2018.

(2) For all directors other than Ms. Rimmer, this column reflects the aggregate grant date fair value, in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") Section 718, of the restricted stock equivalent award on January 2, 2018 under our Equity Incentive Plan valued at approximately $110,000 as described in the narrative above. The award was valued based on the grant date fair value of $47.88.

(3) No options were granted to directors in fiscal year 2018. There were no outstanding shares of underlying stock options held by any director as of September 30, 2018.

(4) Directors may also, from time to time during the fiscal year, be provided with samples of our products, with an incremental cost of less than $50.

(5) The following items are not considered perquisites and are not included within the above disclosure of director compensation:

(i)   The directors are covered under the terms of our general directors' and officers' liability insurance policies, the premiums for which are a general expense of the Company—we do not obtain a specific policy for each director, or for the directors as a group.

(ii) We provide transportation and lodging for out-of-town directors attending Board and Committee meetings at our headquarters.

(iii) The directors may make requests for matching contributions to charitable organizations from the Energizer charitable foundation, which we have funded from time to time, and the directors of that foundation, all of whom are employees of the Company, have determined to honor such requests which are in accordance with the charitable purpose of the foundation, and which do not exceed $5,000 in any year. All contributions are made out of the funds of the foundation, and are not made in the name of the requesting director.

(6) Ms. Rimmer was appointed to the Board effective July 27, 2018. Upon her appointment, Ms. Rimmer was granted an award of 3,131 restricted stock equivalents, representing the one-time grant of restricted stock equivalents with a value of approximately $200,000 made to all new non-management directors, which vests three years from the date of grant. Ms. Rimmer was also granted 746 restricted stock equivalents representing a pro rata share of the annual grant for 2018 with a value of approximately $47,700 detailed in footnote (2) above. Both awards had a grant date fair value of $63.89.

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion & Analysis describes the fiscal 2018 compensation program for our named executive officers ("NEOs"). For fiscal 2018, our named executive officers were:



Alan R. Hoskins

President and Chief Executive



Mark S. LaVigne

Executive Vice President and Chief Operating Officer



Timothy W. Gorman

Executive Vice President and Chief Financial Officer



Gregory T. Kinder

Executive Vice President and Chief Supply Chain Officer



Emily K. Boss

Vice President and General Counsel

EXECUTIVE COMPENSATION

Fiscal 2018 Financial Performance

In fiscal 2018, we continued to execute against our strategic priorities with strong organic revenue growth

3	**$432M**	**76%**
YEARS OF CONTINUED ORGANIC REVENUE GROWTH	RETURNED TO SHAREHOLDERS THROUGH SHARE REPURCHASES AND DIVIDEND PAYMENTS SINCE SPIN-OFF [1]	INCREASE IN ADJUSTED FREE CASH FLOW SINCE THE YEAR OF THE SPIN-OFF [1]

Energizer continued to deliver solid financial and operational results in fiscal 2018. Our results were achieved by continuing to focus on executing against our three strategic priorities – lead with innovation, operate with excellence and drive productivity gains.

Lead with Innovation

Innovation is a key component of our strategy. Our innovation pipeline also remains strong across our businesses as we continue to invest behind both product performance and improved shopper experiences

Operate with Excellence

We are focused on operating with excellence with continued distribution gains, portfolio optimization and pricing

Drive Productivity Gains

We are driving productivity gains by investing in continuous improvement initiatives to drive further efficiencies in our business

Fiscal 2018 Pay for Performance Highlights



Adjusted Free Cash Flow (in millions)



Adjusted EPS



Net Sales (in millions)



Adjusted SG&A (in millions)



Adjusted Operating Profit (in millions)

Non-GAAP reconciliation can be found in Appendix A

(1)   Separation from our former parent company on July 1, 2015 ("Spin-Off")

2018 Executive Compensation Highlights

Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our executive compensation program provides a mix of salary, incentives, and benefits paid over time to align executive officer and shareholder interests. We consider our executive pay program to be instrumental in helping us achieve our business objectives and effective in rewarding our executive officers for their role in achieving strong financial and operational performance. The Human Capital Committee has primary responsibility for approving our compensation strategy and philosophy and the compensation programs applicable to our executive officers.

• Our compensation program design has been consistent for more than three years and has received positive support each year from our shareholders since 2016
• Pay decisions are consistent with our pay for performance philosophy and fiscal 2018 Company performance
• Over 66% of Mr. Hoskins' fiscal 2018 compensation was performance-based

Say on Pay Results

We conduct shareholder engagement throughout the year and provide shareholders with an opportunity to cast an annual, advisory Say on Pay vote. Our historical Say on Pay results influenced our decision to maintain a consistent approach to our executive compensation program for fiscal 2018. Last year, our shareholders overwhelmingly approved our executive compensation. The Human Capital Committee will continue to consider shareholder feedback and the outcome of Say on Pay vote results for future compensation decisions.

WHAT WE DO	WHAT WE DON'T DO
✓ **Pay for performance**	✗ **Stock options**
✓ **Establish threshold, target and maximum awards** under our annual and long-term incentive programs	✗ **Pay tax gross-ups** on any compensation
✓ **Use balanced performance metrics** for annual incentive and long-term incentive programs	✗ **Speculative trading, hedging or pledging transactions** by our colleagues
✓ **Use rigorous goal setting** aligned to our externally disclosed annual and multi-year targets	✗ **Employment agreements** with our executive officers
✓ **Approximately 60% of our executive officers' total compensation is performance based**	✗ **Executive officer severance payments and benefits** exceeding 2x salary and annual incentive award
✓ **Have stock ownership requirements** for our executive officers	✗ **Guarantees for salary increases**
✓ **Limit perquisites** to items that serve a reasonable business purpose	
✓ **Closely monitor risks** associated with our compensation program and individual compensation decisions	
✓ **Have a clawback policy** for all incentive compensation earned by our executive officers	

PAY FOR PERFORMANCE

The Human Capital Committee allocates pay in a manner designed to place performance at the forefront of our overall executive compensation program. Our focus on pay for performance is best demonstrated through the structure of our executive compensation programs where the majority of executive pay is at risk and subject to annual and long-term performance requirements.



Alan R. Hoskins
Salary 15%
Performance-Based Equity Awards 43%
Cash Bonus 23%
At-Risk 66%
Restricted Stock Equivalent Awards 19%

Other Executive Officer Average Compensation
Salary 26%
Performance-Based Equity Awards 33%
At-Risk: 60%
Cash Bonus 27%
Restricted Stock Equivalent Awards 14%

Further, consistent with our pay for performance philosophy, as illustrated in the graph below, the Company's performance, with respect to total shareholder return over a three-year period was in the top third among the companies in our executive compensation peer group.



3-Year TSR (Through August 2018)
100%
50%
0%
3 Year Summary Compensation Table Avg. CEO Pay
Energizer
0%
50%
100%
3-year Performance

Compensation Philosophy

The philosophy underlying our executive compensation program is simple, aligned and balanced. Equally important, we view compensation practices as a means for communicating our goals and standards of conduct and performance, and for motivating and rewarding colleagues in relation to their achievements. Overall, the same principles that govern the compensation of all our salaried colleagues apply to the compensation of our executive officers. Within this framework, we observe the following, guiding principles:

	What we Believe	What We've Done
Simple	• Compensation methods should be transparent, link between performance metrics and Company strategy should be clear and perquisites should be minimized	• Used straightforward annual and long-term incentive plan metrics that are directly tied to business performance • Froze pension accruals • Limited the use of all perquisites (<.001% of total compensation for executive officers in fiscal 2018)
Aligned	• The interests of our executive officers should be linked with those of our shareholders	• Approximately 60% of our executive officers' total compensation is performance-based • Adopted a clawback policy and stock ownership requirements
Balanced	• Components of compensation should complement each other and offset risk of overemphasis on any one metric or time period	• Used a combination of pay elements that reward achievement of objectives across annual and long-term time periods • Balanced annual and long-term incentive plans to drive results in the short-term without sacrificing long-term value creation

Fiscal 2018 Pay Components

Our fiscal 2018 pay components remained the same as fiscal 2017.

Description	Driving Shareholder Value	How it Pays
Base Salary		
Determined based on job scope, experience, and market comparable positions	Provides fixed income to attract and retain top talent	Semi-monthly cash payment through fiscal 2018
Annual Incentive Program		
Provides short-term variable pay for performance	Motivates executives to achieve the Company's annual strategic and financial goals	Single cash payment in November 2018
Long-Term Incentive Program		
To ensure a strong link between our incentive compensation opportunities and our longer-term objectives, we use two specific programs		
Restricted stock awards that vest only on achievement of pre-determined performance targets with a three-year vesting period *Represents 70% of equity award*	Rewards achievement of long-term growth goals and creation of shareholder value	Vests upon the achievement of specific metrics over three-year performance period
Time-based stock awards that track stock price performance over a three-year vesting period *Represents 30% of equity award*	Promotes long-term retention and supports stock ownership and alignment with shareholders	Vests upon the three-year anniversary of grant date
Retirement and Other Benefit Plans		
Retirement plans sponsored by the Company on the same terms and conditions applicable to all eligible colleagues	Provide welfare and retirement benefits to attract and retain top talent	In accordance with the terms of the plans

Share Ownership Requirements

Our stock ownership and retention requirements align executive officer and shareholder interests by linking the value realized from equity-based awards to sustainable Company performance. Beginning with awards granted in fiscal 2015, our Corporate Governance Principles require:

	Stock Ownership Requirements
Chief Executive Officer	5x base salary
All Other Executive Officers	3x base salary

Newly appointed executive officers are required to retain at least fifty percent (50%) of vesting restricted stock until they become compliant and are given a period of five years to attain full compliance with the requirements. For purposes of this determination, stock ownership includes shares of our common stock which are owned directly or by family members residing with the executive officer or by family trusts, as well as vested options, vested and deferred restricted stock equivalents and unvested restricted stock equivalents (other than stock equivalents subject to achievement of performance targets). As of September 30, 2018, each of our executive officers was in compliance with the requirements.

HOW WE DETERMINE COMPENSATION

Pay Evaluation and Decision Process

Each year, the Human Capital Committee, comprised entirely of independent directors, reviews our executive officers' performance using a balanced and disciplined approach to determine their base salaries and variable compensation awards. The approach for fiscal 2018 included a full-year assessment of financial results and progress delivering on our three strategic priorities.

The Human Capital Committee considers various factors that collectively indicate successful management of our business, including:

- Company performance, including financial and non-financial measures
- The manner in which results are achieved, adherence to risk policies, and the quality of earnings
- Year-over-year performance
- Company performance relative to our executive compensation peer group

Annual Compensation-Related Risk Evaluation

We monitor the risks associated with our compensation program on an ongoing basis. Our compensation risk assessment occurs in two parts: a review of the Company's compensation programs and a review of compensation decisions and payments, with a focus on our executive officers. In October 2018, with input from the Human Capital Committee's independent compensation consultant, the Human Capital Committee conducted a review of our compensation programs, including the executive compensation program, to assess the risks arising from our compensation policies and practices. The Human Capital Committee agreed with the review's findings that these risks were within our ability to effectively monitor and manage and that these compensation programs do not encourage unnecessary or excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on the Company. In particular, the Human Capital Committee determined that the following design features reduce the risk within our compensation policies and practices:

- Compensation program design provides a balanced mix of cash and equity, annual and longer-term incentives
- Maximum payout levels for bonuses and performance awards are capped
- Multiple performance metrics are utilized to determine payouts under the annual and long-term incentive programs
- The Company does not grant stock options
- Executive officers are subject to stock ownership and retention guidelines
- The Company has adopted anti-hedging and anti-pledging policies
- The Company has adopted a clawback policy related to incentive compensation earned by our executive officers

Performance Highlights

The Human Capital Committee considered the following progress on our three strategic priorities when evaluating performance in fiscal 2018:

- Lead with Innovation
- Operate with Excellence
- Drive Productivity Gains

Role of Independent Compensation Consultant

To help determine executive pay, the Human Capital Committee retains an independent compensation consultant, Mercer, for advice regarding the general competitive landscape and trends in executive compensation. While the Human Capital Committee meets with the consultant from time to time, the Chair of the Human Capital Committee also communicates directly with the consultant between Human Capital Committee meetings. The independent compensation consultant advises the Human Capital Committee on several matters, including (1) competitive analysis (including in relation to our peer group), (2) incentive plan design, (3) updates on trends in executive and director compensation, (4) peer group composition, and (5) other compensation-related matters as requested by the Human Capital Committee.

Executive Compensation Peer Groups

The Human Capital Committee selects the members of our peer group and periodically examines whether peers continue to meet the criteria for inclusion described below. As part of this process, the Human Capital Committee receives advice from its independent compensation consultant and selects a peer group that includes companies that have the following characteristics:

• US-based, publicly traded consumer packaged goods company with "brand identity"
• Similar revenue
• Market capitalization
• Number of employees
• Global

For fiscal 2018, based on these criteria and the advice of its independent compensation consultant, the Human Capital Committee removed Snyders-Lance Inc. from its peer group as a result of the acquisition by Campbell Soup.

Household Products	Personal Care	Food and Beverage
The Clorox Company Spectrum Brands Holdings, Inc. Hasbro Inc. Central Garden & Pet Co. The Scotts Miracle-Gro Company Tupperware Brands Corporation	Church & Dwight Inc. Revlon, Inc. Helen of Troy Ltd.	Lancaster Colony Corporation Hain Celestial Group, Inc. Monster Beverage Corporation Post Holdings, Inc.

Total Compensation

The Human Capital Committee targets total compensation to near the 50th percentile of our peer group's total compensation. The following table shows how we compared to our peer group companies based on revenue for the most recently reported fiscal year and number of employees as of September 2018.

	Company Revenue *(in millions)*	Employees
75th Percentile	5,109	10,055
50th Percentile	2,694	5,400
25th Percentile	2,155	3,450
Energizer	1,798	4,000

Chief Executive Officer Assessment, Compensation Process for Executive Officers and Annual Timeline

Chief Executive Officer Assessment

With respect to our Chief Executive Officer's pay, the Human Capital Committee conducts an annual performance assessment of the Chief Executive Officer and determines appropriate adjustments to all elements of his pay based on the following factors:

Individual Performance	Company Performance	Market Practices
including analysis of his performance against his performance goals approved by the Human Capital Committee; effectiveness of the Chief Executive Officer's leadership; and the Chief Executive Officer's experience	including returns to shareholders	as provided by the independent compensation consultant

Compensation Process for Executive Officers

For the other executive officers, the Chief Executive Officer makes recommendations to the Human Capital Committee for all elements of pay. These recommendations are based on an assessment of the individual's roles, responsibilities, experience and individual performance. The Human Capital Committee also obtains market data from its independent compensation consultant and then reviews, discusses, modifies, and approves, as appropriate, these recommendations.

Annual Timeline

The diagram below summarizes the Human Capital Committee's annual process for setting executive pay.

Fall	Winter
• Annual CEO performance assessment • Annual update on Annual and Long-Term Incentive Program Metrics and Performance • Review of executive compensation and regulatory environment trends • Approve executive pay • Review compensation risk assessment • Approve compensation plan	• Quarterly review of CEO performance assessment • Quarterly update on Annual and Long-Term Incentive Program Metrics and Performance • Planning for annual compensation risk assessment and approach • Review of compensation guidelines of institutional shareholders and proxy advisors • Annual review of Change of Control benefits

Summer	Spring
• Quarterly review of CEO performance assessment • Quarterly update on Annual and Long-Term Incentive Program Metrics and Performance	• Quarterly review of CEO performance assessment • Quarterly update on Annual and Long-Term Incentive Program Metrics and Performance • Executive Compensation Peer Group Analysis

CEO Pay Ratio

We believe that compensation must be competitive in the marketplace for the role, internally consistent, and equitable in order to motivate our colleagues to deliver consistent and sustainable operating results for our shareholders. In fiscal 2018, the Human Capital Committee reviewed a comparison of our Chief Executive Officer pay to the median pay of all our colleagues other than the Chief Executive Officer. We estimate that the compensation for our Chief Executive Officer in fiscal 2018 was approximately 198 times the median of the annual total compensation of all of our other colleagues.

We identified our median colleague utilizing data as of July 1, 2018, by examining, for individuals employed by us as of that date, the (i) projected base or wage compensation, projected recurrent cash allowances, and actual cash bonus payments for

permanent colleagues, and (ii) actual base or wage compensation, actual recurrent cash allowances, and actual cash bonus payments for temporary colleagues. We included approximately 4,051 colleagues, whether employed on a full-time or part-time basis. Under the de minimis exception to the Dodd-Frank Act reporting rules, we excluded 118 colleagues based in Malaysia and 62 colleagues based in the Philippines, which represented approximately 4.4% of the Company's total colleague population as of July 1, 2018.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies, including our compensation peer group, may not be comparable to the pay ratio reported above.

	CEO to Median Colleague Pay Ratio	
	President and CEO	Median Employee
Annualized Total Compensation	$6,735,235	$33,962

ELEMENTS OF COMPENSATION

Primary Elements of our Executive Compensation Program

- Base Salary
- Annual Incentive Program
- Long-Term Incentive Program
  - Performance Share Awards
  - Time-Based Restricted Share Awards

The Human Capital Committee believes these pay components align the interests of our executives and our shareholders by basing a significant portion of total pay on performance and achievement of our short- and long-term goals. The specific mix among the individual components reflects market comparisons (primarily with respect to the median of our peer group) and individual position and performance.



Alan R. Hoskins
Salary 15%
Cash Bonus 23%
At-Risk 66%
Restricted Stock Equivalent Awards 19%
Performance-Based Equity Awards 43%

Other Executive Officer Average Compensation
Salary 26%
At-Risk: 60%
Cash Bonus 27%
Restricted Stock Equivalent Awards 14%
Performance-Based Equity Awards 33%

Base Salary

The general guideline for determining salary levels for our executive officers, including the Chief Executive Officer, is to be around the 50th percentile of our executive compensation peer group, adjusted for other factors such as individual performance and responsibilities. While we are cognizant of the competitive range, our primary goal is to compensate our executive officers at a level that best achieves our compensation philosophy, whether or not this results in actual pay for some positions that may be higher or lower than the market median. The Human Capital Committee considers adjustments to base salaries for the executive officers on an annual basis. For fiscal 2018, the Human Capital Committee felt that an increase to the base salaries of our executive officers in line with the increases provided to our colleagues generally was reasonable in light of the Company's operating results in fiscal 2018. To remain competitive with the market, the Human Capital Committee also considered the effect of such increased salaries for our executive officers in relation to the median of our peer group.

The table sets forth the base salaries for our named executive officers. The base salary adjustments for fiscal 2018 were effective December 1, 2017.

	2017	2018	Increase (%)
A.R. Hoskins	$965,000	$1,000,000	3.6%
T.W. Gorman[1]	$520,000	$ 520,000	—
M.S. LaVigne	$556,973	$ 573,682	3%
G.T. Kinder	$438,900	$ 452,067	3%
E.K. Boss	$428,480	$ 443,477	3.5%

---

[1] Mr. Gorman was appointed Chief Financial Officer in June 2017, and the Human Capital Committee re-evaluated his base salary in August 2017.

Annual Incentive Program

The overall design of our fiscal 2018 annual incentive program was the same as the fiscal 2017 program. The annual incentive program is based on performance against certain metrics determined by the Human Capital Committee. Our fiscal 2018 annual incentive award was designed to measure performance against four metrics:

	Driving Shareholder Value	Weighting of Bonus Target	Threshold (50% of Bonus Target)	Target (100% of Bonus Target)	Stretch (200% of Bonus Target)	Actual Achievement
Adjusted Net Sales	Net Sales measures revenue and encourages development of consumer-relevant innovation and in-store execution to drive product sales	25%	$1,706	$1,796	$1,886	$1,811.0
Adjusted Selling, General & Administrative (SG&A) Expense as a Percentage of Net Sales	This metric measures the overhead costs that we incur as a percentage of sales and encourages expense management	25%	21.2%	20.2%	19.2%	19.9%
Adjusted Operating Profit	Operating profit measures underlying business profit and encourages selling products, generating strong gross margins and maintaining tight cost controls	25%	$290	$322	$355	$333.3
Adjusted Free Cash Flow	Free cash flow measures the cash generated by our Company; the metric encourages execution of sales goals and expense targets as well as prudent management of capital expenditures and working capital	25%	$196	$218	$240	$230.9

Actual achievement metrics vary from reported figures to address the impacts of currency and the Tax Cuts and Jobs Act of 2017.

Each metric for the annual incentive plan was subject to adjustment for certain limited matters, including the effects of acquisitions, divestitures or recapitalizations, extraordinary transactions such as mergers or spin-offs, unusual or non-recurring non-cash accounting impacts, and variations in the exchange rate between foreign currencies and budget exchange rate.

Bonuses increase proportionately in 1/10th of 1% increments for final results between the goals indicated with maximum bonus at stretch. No bonuses tied to performance are paid for results below the Threshold goal. The maximum bonus payout is capped at 200% for Company performance at, or above, the Stretch goal.

Our Human Capital Committee recognized that the impact of the Tax Cuts and Jobs Act of 2017 was an unusual item and outside the influence of the officers. As a result, our Human Capital Committee exercised negative discretion to reduce our actual performance of our Adjusted Free Cash Flow and Adjusted Earnings per Share metrics to remove the positive effect of the Tax Cuts and Jobs Act of 2017.

The performance goals for each metric were set at the beginning of the fiscal year, and each executive officer was assigned individual bonus targets based on individual performance and market practice information provided by the independent compensation consultant. For fiscal 2018, the following bonus targets, defined as a percentage of the individual's base pay, were assigned as follows:

	Bonus Target
A.R. Hoskins	115%
T.W. Gorman	75%
M.S. LaVigne	80%
G.T. Kinder	60%
E.K. Boss	60%

Long-Term Incentive Program

Our 2015 Equity Incentive Plan authorizes the Human Capital Committee to grant various types of equity awards. The Human Capital Committee grants to key executives primarily restricted stock equivalent awards, with achievement of Company performance targets over three years as a condition to vesting of the majority of the award, and continued employment with the Company over the same period as a condition to vesting of the remainder of the award. See "*Potential Payments Upon Termination of Change in Control*". In November 2017, the Human Capital Committee awarded three-year incentive awards with a performance-based component constituting approximately 70% of the restricted stock equivalents vesting at Target achievement and a time-based component constituting approximately 30% of the award value at target of the award.

Timing and Procedures for Grants in Fiscal 2018

Other than in exceptional cases, such as promotions or new hires, long-term incentive awards are granted in the first quarter of the fiscal year (October through December), at the time when salary levels and bonus programs for the new fiscal year are also determined.

The size of equity awards for our executive officers granted in November 2017 was based on several factors, including officers' individual performance, current dilution rates, market run-rate for equity grants among our peer group, and benchmark data from our peer group provided by our independent compensation consultant.

Time-Based Restricted Stock Units

The number of restricted stock equivalents awarded in November 2017 was based on the corresponding grant date value of the restricted stock equivalents. The restricted stock equivalent awards are stock-settled at the end of the three-year period, when they convert into unrestricted shares of our common stock if and to the extent that the vesting requirements are met. The number of restricted stock equivalents granted to each executive officer is shown in the "*Grants of Plan-Based Awards Table*".

ELEMENTS OF COMPENSATION

Long-Term Performance Awards

In November 2017, the Human Capital Committee granted long-term equity incentive awards to our executive officers. These awards potentially vest in November 2020 based on the achievement of the following, two performance metrics.

	Driving Shareholder Value	Weighting of Bonus Target	Threshold (50% of Target)	Target (100% of Target)	Stretch (200% of Target)
Cumulative Adjusted Earnings per Share	Aligns executive officers with shareholders through a shared focus on the earnings that accrue to a shareholder in our stock	50%	8.73	9.70	10.67
Cumulative Free Cash Flow as a Percentage of Adjusted Net Sales	Measures free cash flow relative to net sales, encouraging a sustained focus on maximizing cash flow over the long term	50%	11.5%	12.5%	13.5%

The Human Capital Committee adopted performance metrics that use non-GAAP financial measures, which exclude certain items that the Human Capital Committee believes are not reflective of the Company's ongoing operating performance, such as costs related to acquisition and integration costs, and gain on sale of real estate. The Human Capital Committee believes these performance metrics more accurately reflect Energizer's underlying financial and operating results.

Each metric for the long-term incentive program is subject to adjustment for certain limited matters, including the effects of acquisitions, divestitures or recapitalizations, extraordinary transactions such as mergers or spin-offs, unusual or non-recurring non-cash accounting impacts, and variations in the exchange rate between foreign currencies and budget exchange rate.

The number of units granted to each NEO is shown in the "*Grants of Plan-Based Awards Table*". No vesting of performance based long-term incentive awards occurs for results below the Threshold goal, and the maximum bonus payout is capped at 200% for Company performance at, or above, Stretch performance.

Value Provided to Shareholders

Over the past three years, we have provided significant value to our shareholders, with total shareholder return of 56.4%. These results we achieved for our shareholders are consistent with the results obtained under our incentive plans. Similarly, the performance measures associated with those long-term performance incentive awards that were granted in 2015 were measured over a three-year vesting period and were tied to cumulative adjusted earnings per share and cumulative free cash flow as a percentage of adjusted net sales. The Company had outstanding results over the three-year vesting period. Based on these results, the long-term performance incentive grants paid out at 200% of target.

OTHER PAY PRACTICES

Executive Savings Investment Plan

On July 1, 2015, we adopted an executive savings investment plan, our excess 401(k) plan, in which certain executive officers, including our NEOs, participate. Under the plan, amounts that would be contributed, either by an executive or by the Company on the executive's behalf, to the Company's qualified defined contribution plan (the "401(k) plan") but for limitations imposed by the IRS, will be credited to the non-qualified defined contribution executive savings investment plan. Details of the executive savings investment plan, including the contributions, earnings, and year-end balances, are set forth in the "*Non-Qualified Deferred Compensation Table*".

In fiscal 2017, we adopted an amendment to the Executive Savings Investment Plan, aligning this plan to the terms of our 401(k) plan by revising the four-year vesting schedule to immediate vesting of the Company match. This amendment, effective January 1, 2018, aligned the plan with market practice, facilitates ease in integrating plans in the event of a merger or acquisition, and reduces compliance requirements.

Deferred Compensation Plan

Our colleagues do not have the opportunity to defer portions of their salary and bonus compensation under the terms of our deferred compensation plan, or to invest in the Energizer common stock unit fund within the deferred compensation plan. However, certain executives who were employed at our former parent company prior to the Spin-Off had their account balances under our former parent company's deferred compensation plan transferred to our deferred compensation plan. Details of the deferred compensation program, including the contributions, earnings, and year-end balances, are set forth in the "*Non-Qualified Deferred Compensation Table*".

Pension Benefits

Energizer established a new retirement plan that acquired the assets and assumed the liabilities of our former parent's plans in connection with the Spin-Off. Prior to January 1, 2014, our former parent company's retirement plan covered essentially all U.S. employees of Energizer after they became eligible. Pension benefits are provided under a tax qualified defined benefit plan that is subject to maximum pay and benefit limits under the tax rules. Pension benefits are also provided under a pension restoration plan (the "Supplemental Executive Retirement Plan") that provides a supplement to an executive's pension benefit equal to the amount that the executive would have received but for the tax limitations. Details of pension benefits under the Supplemental Executive Retirement Plan are set forth in the "*Pension Benefits Table*," including the accompanying narrative. As of December 31, 2013, which is the end of the first quarter of our former parent company's fiscal 2014, the plans were frozen and future retirement service benefits are no longer accrued under this retirement program. The freeze includes both the qualified and non-qualified plans.

The Retirement Accumulation Account that was effective from January 1, 2010 to December 31, 2013, included the future retirement benefits of the participants in our former parent company's qualified defined benefit pension plan, including the NEOs, which were determined in accordance with a retirement accumulation formula. The participants received monthly credits equal to 6% of their eligible benefit earnings for each month, which amounts were credited with monthly interest equal to the 30-year Treasury rate that is reset annually. Certain older, longer-tenured participants, including the NEOs with age and years of service totaling at least 60 but not more than 74 as of December 31, 2009 received an additional monthly credit equal to 2% of eligible benefit earnings. Participants receive credit for years of service with our former parent company. Other older, longer-tenured participants with age and years of service totaling 75 or more as of December 31, 2009 received an additional monthly credit equal to 4% of their eligible benefit earnings. These transition credits were available to eligible plan participants through 2013 (or, if earlier, their termination of employment with the Company).

The defined benefit plan has used the following other benefit calculation formulas, all of which have been frozen as of the end of calendar year 2009:

- Pension Equity ("PEP") benefit formula. Under PEP, an executive is entitled to a benefit (payable in lump sum or as a monthly annuity) based on five-year average annual earnings, which were multiplied by "pension equity credits" earned with years of service. The benefit was subject to a three-year vesting period. PEP was applied to Mr. Hoskins.
- PensionPlus Match Account ("PPMA"). The PPMA generally provided a 325% match under our retirement plan to those participants who made an after-tax contribution of 1% of their annual earnings to our 401(k) plan. To the extent an officer's PPMA benefit was unavailable due to the IRC limits, the benefit was restored under our excess savings investment plan and not the pension restoration plan for executives. The benefit was generally subject to a three-year vesting requirement. The PPMA benefit was available through the end of the calendar year 2009 for Mr. Hoskins.

Severance and Other Benefits Following a Change of Control

We have not entered into employment agreements with our executives. However, the Human Capital Committee approved an executive severance plan and change of control agreements with each of our executive officers, as discussed under "*Potential Payments upon Termination or Change of Control*" to align with the market practice of using pre-defined termination programs for NEOs.

OTHER PAY PRACTICES

The change of control agreements are designed to provide executives with increased security in the event of a change of control. The Human Capital Committee annually reviews the cost and the terms of the agreements with input provided by Mercer. We believe that the retention value provided by the agreements, and the benefit to us when the executive is provided the opportunity to focus on the interests of shareholders and not the executive's own personal financial interests, outweighs the potential cost, given that:

- such protections are common among companies of our size, and allow us to offer a competitive compensation package;
- such costs will be triggered only if the new controlling entity involuntarily terminates the impacted executives, or the executives resign for good reason, during the protected period;
- the agreements include non-compete and non-solicitation covenants binding on the executives, which can provide significant considerations to completion of a potential transaction; and
- the individuals with the agreements are carefully selected by the Board of Directors, and we believe they are critical to the process of evaluating or negotiating a potential change of control transaction or in the operation of our business during the negotiations or integration process, so that their retention would be critical to the success of any such transaction.

We do not permit tax gross-up payments relating to severance payments for change of control employment agreements entered into with our executive officers.

A description of the projected cost, if a change of control were to have occurred on the last day of fiscal 2018 and all of the NEOs were terminated on that date, is provided under "*Potential Payments upon Termination or Change of Control*".

Tax Deductibility of Compensation

Prior to 2018, a public company was limited by the Internal Revenue Code to a $1 million deduction for compensation paid to its Chief Executive Officer or any of its three other most highly compensated executive officers (other than the Chief Financial Officer) who were employed at year-end. This limitation did not apply to compensation that met the tax code requirements for qualifying performance-based compensation. Changes in tax law effective January 1, 2018 limit a public company's deductions to $1 million for compensation paid to its Chief Executive Officer, Chief Financial Officer, and each of its three other most highly compensated executive officers, as well as to any individual who was subject to the $1 million deduction limitation in 2017 or any later year.

Under the revised law, there is no exception for qualifying performance-based compensation unless it is pursuant to a written binding contract in effect as of November 2, 2017. Certain incentive awards made on or prior to November 2, 2017 may satisfy the requirements for deductible compensation. The Human Capital Committee's policy is to maximize the tax deductibility of executive compensation without compromising the essential framework of the existing total compensation program. The Human Capital Committee continues to retain the discretion to make awards and pay amounts that do not qualify as deductible.

Perquisites

We offer a limited number of perquisites for our executive officers. The primary perquisite or executive benefit consists of the executive financial planning program, which provides reimbursement for 80% of the costs incurred for qualifying financial planning, legal, and tax preparation services up to a maximum of $8,000 in the first calendar year and $6,000 in subsequent calendar years. This benefit partially offsets costs incurred by our executive officers in connection with their regulatory compliance obligations as public company executives. We regularly review the benefits provided to our executives and make appropriate modifications based on peer group analysis and the Human Capital Committee's evaluation of the retentive value of these benefits.

Success Incentive Agreement

In connection with Mr. Gorman's appointment as Interim Chief Financial Officer on June 8, 2017, the Human Capital Committee approved the Company's entry into a Success Incentive Agreement with Mr. Gorman to provide an incentive for Mr. Gorman to assist in the successful transition of the Company during the interim period prior to hiring a permanent Chief Financial Officer. The Success Incentive Agreement provided that upon a successful transition, Mr. Gorman would be entitled to receive a special cash bonus equal to $240,000 on February 1, 2018. Mr. Gorman received the Success Incentive cash bonus on February 1, 2018.

Clawback Policy

Under our annual incentive awards and long-term incentive awards, in the event of a restatement of financial results to correct a material error, the Human Capital Committee is authorized to reduce or recoup an executive officer's award, as applicable, to the extent that the Human Capital Committee determines such executive officer's misconduct was a significant contributing factor to the need for a restatement.

Trading in Energizer Stock

Under our insider trading policy, directors, officers and employees or their designees are prohibited from engaging in speculative trading, hedging or pledging transactions in Energizer securities, including prohibitions on:

- investing or trading in market-traded options on Energizer securities—i.e., puts and calls;
- purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to profit from, hedge or offset any change in the market value of equity securities (1) granted to the director, officer or employee by Energizer as part of the compensation of the employee or member of the Board of Directors; or (2) held, directly or indirectly, by the director, officer or employee;
- purchasing Energizer securities on margin, pledging Energizer securities, or holding Energizer securities in margin accounts;
- engaging in "short-sales" of Energizer securities—i.e., selling Energizer stock not owned at the time of the sale; or
- speculating on relatively short-term price movements of Energizer securities—i.e., engage in a purchase and sale of Energizer stock within a short period of time.

The policy prohibits the transfer of funds into or out of Energizer stock equivalent funds in Energizer's benefit plans while in possession or aware of material non-public information, or engaging in any other transaction involving Energizer securities, including pledging, that suggests the misuse of information that is unavailable to the general public.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Base Salary	Annual Incentive Award (1)	Stock Awards (2)	Option Awards	Non-Equity Incentive Plan Comp. (1)(3)	Change in Pension Value and Nonqualified Deferred Comp. Earnings (4)	All Other Compensation (5)	Total
Alan R. Hoskins	2018	$994,167	$0	$4,000,056	$0	$1,510,837	$ 65,680	$164,495	$6,735,235
President & Chief	2017	$961,833	$0	$3,860,069	$0	$1,647,424	$ 41,918	$159,629	$6,670,873
Executive Officer	2016	$923,625	$0	$3,600,024	$0	$1,586,561	$ 68,875	$125,028	$6,304,113
Timothy W. Gorman	2018	$520,000	$0	$ 850,054	$0	$ 755,385	$0	$ 50,336	$2,175,775
Executive Vice President &	2017	$341,342	$0	$ 275,008	$0	$ 318,940	$0	$ 38,306	$ 973,596
Chief Financial Officer									
Mark S. LaVigne	2018	$570,897	$0	$1,320,033	$0	$ 603,545	$ 4,549	$ 79,942	$2,578,966
Executive Vice President	2017	$555,621	$0	$1,312,526	$0	$ 661,461	$ 3,485	$ 83,761	$2,616,854
& Chief Operating Officer	2016	$539,438	$0	$1,312,501	$0	$ 740,395	$ 4,327	$ 67,802	$2,664,463
Gregory T. Kinder	2018	$449,873	$0	$ 875,027	$0	$ 356,699	$ 926	$ 50,449	$1,732,974
Executive Vice President &	2017	$437,158	$0	$ 900,036	$0	$ 390,928	$ 710	$ 57,948	$1,786,780
Chief Supply Chain Officer	2016	$416,250	$0	$ 900,006	$0	$ 429,244	$ 882	$ 41,656	$1,788,038
Emily K. Boss	2018	$440,978	$0	$ 600,060	$0	$ 349,646	$ 157	$ 49,357	$1,440,198
Vice President & General	2017	$427,107	$0	$ 515,076	$0	$ 381,647	$ 120	$ 55,107	$1,379,057
Counsel	2016	$411,000	$0	$ 500,057	$0	$ 423,083	$ 149	$ 37,502	$1,371,791

(1) All awards under our annual cash bonus program are based upon achievement of Company performance measures established at the beginning of a performance period. Consequently, the value of all bonuses earned during the fiscal year have been included in the *"Non-Equity Incentive Plan Compensation"* column of this table. See footnote (3) below.

(2) The amounts listed in the column include a performance-based restricted stock equivalent grant awarded in November 2017 to the executive officers. The value of the performance-based award reflects the most probable outcome award value at the date of its grant in accordance with FASB ASC Section 718. The award was valued based on the grant date fair value of $44.20. Refer to Note 11, Share-Based Payments of the Notes to Consolidated Financial Statements on our Annual Report on Form 10-K for the year ended September 30, 2018 for further discussion. The Company records estimated expense for the performance-based awards based on target achievement for the three-year period unless evidence exists that a different outcome is likely to occur. Following is the maximum award value, if paid, for the performance-based awards granted in November 2017, based on the grant date fair value, A. Hoskins—$5,600,052; T. Gorman—$1,190,041; M. LaVigne—$1,848,002; G. Kinder—$1,225,047; and E. Boss—$840,065. The grant date fair value of the performance-based awards included in the table is as follows:

    Mr. Hoskins, $2,800,026   Mr. LaVigne, $924,001   Ms. Boss, $420,033
    Mr. Gorman, $595,020   Mr. Kinder, $612,524

The amounts listed in the column also include time-based restricted stock equivalent awards granted by the Human Capital Committee in November 2017 that vest over three years assuming that the officer remains employed with the Company. The award was granted using grant date fair value of the awards as follows:

    Mr. Hoskins, $1,200,030   Mr. LaVigne, $396,032   Ms. Boss, $180,027
    Mr. Gorman $255,034   Mr. Kinder, $262,503

(3) The amounts reported in this column reflect bonuses earned by the NEOs during the fiscal year under the applicable annual cash bonus program, and the success incentive agreement entered into by Mr. Gorman and valued at $240,000 is included is in this amount.

(4) The amounts reported in this column consist of aggregate changes in the actuarial present value of accumulated benefits under the applicable retirement plan and the supplemental executive retirement plan, our pension restoration plan, which are the applicable defined benefit pension plans described in the narrative to the *"Pension Benefits Table"*. To the extent that payments under the qualified retirement plan exceed limitations imposed by the IRS, the excess will be paid under the terms of the non-qualified supplemental executive retirement plan.

(5) The amounts reported in this column with respect to fiscal 2018 consist of the following:

(i) Company matching contributions in our 401(k) plan:

    Mr. Hoskins, $16,693   Mr. LaVigne, $16,500   Ms. Boss, $16,500
    Mr. Gorman, $15,100   Mr. Kinder, $16,566

(ii) Company matching contributions or accruals in our executive savings investment plan:

    Mr. Hoskins, $141,802   Mr. LaVigne, $57,442   Ms. Boss, $32,857
    Mr. Gorman, $35,236   Mr. Kinder, $33,883

These amounts include benefits which were accrued by the NEOs in our executive savings investment plan in lieu of the pension plus match account in our retirement plan (as described in the narrative to the *"Pension Benefits Table"*) due to certain limits imposed by the IRC on accruals in our retirement plan.

(ii)   The incremental cost to the Company of the following perquisites provided to the executive officers:

Executive Financial Planning Program. We reimburse the executives for 80% of the cost of personal financial advisory services, up to certain annual maximums. During fiscal 2018, the following reimbursement payments were made:

Mr. Hoskins, $6,000   Mr. LaVigne, $6,000

The above list of perquisites does not include any contributions made by our charitable foundation which may have been made at the request of any of the NEOs. The directors of that foundation, all of whom are employees of the Company, review requests for contributions to charitable organizations from employees, officers and the community at large, and, in their sole discretion, authorize contributions in accordance with the purposes of the foundation. Executive officers are also eligible to participate in the charitable foundation matching gift program, which is generally available to U.S. employees. Under this program, the foundation matches 100% of charitable donations of a minimum of $25 made to eligible charities, up to a maximum of $5,000 per year for each individual.

Dividend Equivalent Payments Not Included. Holders of restricted stock equivalents have the right to receive cash dividend equivalent payments on restricted stock equivalents but only if the underlying restricted stock equivalents vest. The amounts of such dividends are reflected in the closing price of Energizer Holdings, Inc. common stock on the NYSE (or the common stock of our former parent company prior to the Spin-Off) and are included in the grant date fair value for the restricted stock equivalent grants.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of September 30, 2018:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (1), and as Noted Below) (3)
Equity compensation plans approved by security holders	1,314,052	N/A	4,114,332
Equity compensation plans not approved by security holders	None	N/A	None
Total	1,314,052	N/A	4,114,332

(1)   The number of securities to be issued upon exercise of outstanding options, warrants and rights shown above, as of September 30, 2018, includes 1,314,052 restricted stock equivalents which have been granted under the terms of the Energizer Holdings, Inc. Equity Incentive Plan (including our former parent company stock awards reissued and converted into Energizer stock awards in connection with the Spin-Off). This number reflects target payout on performance awards. If the awards were to pay out at stretch, the number of securities to be issued upon issuance would be 1,888,647. As of November 16, 2018, of the outstanding stock equivalents granted, approximately 427,000 have vested and converted into outstanding shares of our common stock. An additional 318,000 restricted stock equivalents have been granted, including 190,000 performance shares granted at target payout. Of the aggregate, approximately 867,000 outstanding stock equivalents under our equity incentive plan (i) vest over varying periods of time following grant, and at that time, convert, on a one-for-one basis, into shares of common stock, or (ii) have already vested but conversion into shares of our common stock has been deferred, at the election of the recipient, until retirement or termination of employment. An additional 765,000 stock equivalents granted at target will vest only upon achievement of three-year performance measures.

(2)   The weighted average exercise price does not take into account securities which will be issued upon conversion of outstanding restricted stock equivalents.

(3)   This number only reflects securities available under the Equity Incentive Plan. Under the terms of that plan, any awards other than options, phantom stock options or stock appreciation rights are to be counted against the reserve available for issuance in a 2 to 1 ratio. This number reflects the target equivalents that could potentially be paid out. If payout numbers were at stretch, the number of shares available for issuance would be 2,965,142.

GRANTS OF PLAN-BASED AWARDS

Awards to the NEOs, and to other key executives, were made in fiscal 2018 under two separate plans or programs:

- potential cash awards under our annual cash bonus program, dependent upon achievement of performance measures established at the beginning of the fiscal year, as described in more detail in "*Compensation Discussion and Analysis—Annual Incentive Program*"; and

- three-year restricted stock equivalent awards under the terms of our equity incentive plan, which include a performance component and a time-vesting component, as described in more detail in "*Long-Term Incentive Program*"

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Shares Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4)
			Threshold	Target	Maximum	Threshold	Target	Maximum				
A.R. Hoskins												
	Bonus: Annl.Perf.(1)	11/13/17	$575,000	$1,150,000	$2,300,000	—	—	—	—	—	—	—
	Perf. Award(2)	11/13/17	—	—	—	31,675	63,349	126,698	—	—	—	$2,800,026
	Perf. Awd.: Time Based(3)	11/13/17	—	—	—	—	—	—	27,150	—	—	$1,200,030
T.W. Gorman												
	Bonus: Annl.Perf.(1)	11/13/17	$195,000	$ 390,000	$ 780,000	—	—	—	—	—	—	—
	Perf. Award(2)	11/13/17	—	—	—	6,731	13,462	26,924	—	—	—	$ 595,020
	Perf. Awd: Time Based(3)	11/13/17	—	—	—	—	—	—	5,770	—	—	$ 255,034
M.S. LaVigne												
	Bonus: Annl.Perf.(1)	11/13/17	$229,473	$ 458,946	$ 917,891	—	—	—	—	—	—	—
	Perf. Award(2)	11/13/17	—	—	—	10,453	20,905	41,810	—	—	—	$ 924,001
	Perf. Awd.: Time Based(3)	11/13/17	—	—	—	—	—	—	8,960	—	—	$ 396,032
G.T. Kinder												
	Bonus: Annl.Perf.(1)	11/13/17	$135,620	$ 271,240	$ 542,480	—	—	—	—	—	—	—
	Perf. Award(2)	11/13/17	—	—	—	6,929	13,858	27,716	—	—	—	$ 612,524
	Perf. Awd. Time Based(3)	11/13/17	—	—	—	—	—	—	5,939	—	—	$ 262,504
E.K. Boss												
	Bonus: Annl.Perf.(1)	11/13/17	$133,043	$ 266,086	$ 532,172	—	—	—	—	—	—	—
	Perf. Award(2)	11/13/17	—	—	—	4,752	9,503	19,006	—	—	—	$ 420,033
	Perf. Awd.: Time Based(3)	11/13/17	—	—	—	—	—	—	4,073	—	—	$ 180,027

(1) These amounts represent the estimated possible payouts of annual cash awards for fiscal 2018 under our annual cash bonus program for each of our NEOs. The actual amounts earned under the annual cash bonus program for fiscal 2018 are disclosed in the "Summary Compensation Table" above as part of the column entitled "*Non-Equity Incentive Plan Compensation*".

(2) Vesting of these restricted stock equivalents (the performance-linked component), awarded under the three-year performance awards, is subject to achievement of pre-established performance criteria for cumulative earnings per share and cumulative free cash flow as a percentage of net sales over the three-year period commencing October 1, 2018, the beginning of our fiscal 2018. See "*Annual Incentive Awards*".

(3) These restricted stock equivalents (the time-vesting component) will vest three years from the date of grant, if the executive officer remains employed with us at that time. The grant date fair value of the amount calculated in accordance with accounting guidance is included in the "*Stock Awards*" column of the "*Summary Compensation Table*".

(4) These amounts represent the grant date fair value calculated in accordance with FASB ASC Section 718, excluding forfeiture assumptions. For the three-year performance awards, the value includes the grant date fair value of the awards computed in accordance with FASB ASC Section 718, applying the same valuation model and assumptions applied for financial reporting purposes, excluding forfeiture assumptions. These amounts may not correspond to the actual value realized by the NEOs. These amounts include awards granted at target. For the three-year time-vesting awards, these amounts represent the grant date fair value calculated in accordance with FASB ASC Section 718, excluding forfeiture assumptions. The value includes 100% of such awards, with no reduction for potential forfeiture.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following types of equity awards have been granted to the executive officers, and remain unvested as of September 30, 2018.

- Restricted stock equivalents, the vesting of which is subject to the achievement of performance-linked and time-vesting conditions over a three year period, as described in "*Long-Term Incentive Awards*". Vesting of restricted stock equivalents will accelerate, however, upon death, disability and upon a change of control of the Company. A portion will also vest upon voluntary retirement if the awards have been held for at least twelve months and the officer is age 55 with at least 10 years of service, including service with our former parent prior to Spin-Off. Unvested restricted stock equivalent awards are included under "*Stock Awards—Number of Shares or Units of Stock That Have Not Vested*", in the table below. The performance-based awards have similar terms and vest upon achievement of cumulative adjusted earnings per share and cumulative adjusted free cash flow as a percentage of sales goals. See "*Incentive Award Program*".

- Special one-time restricted stock equivalents granted by Energizer that will vest ratably on each of the five anniversaries from the date of grant. Vesting of all of the restricted stock equivalents will accelerate, however, upon death, disability and upon a change of control of the Company. A portion will also vest upon voluntary retirement if the awards have been held for at least twelve months and the officer is age 55 with at least 10 years of service and upon involuntary termination (other than for cause).

Executive Compensation
EXECUTIVE COMPENSATION TABLES

The following table and footnotes set forth information regarding outstanding restricted stock equivalent awards, as of September 30, 2018 for the executive officers. The market value of shares that have not vested was determined by multiplying $58.65, the closing market price of the Company's stock on the last trading day of fiscal 2018, by the number of shares.

	Stock Awards				
Name	Grant Date (1)(2)(3)(4)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
A.R. Hoskins	07/08/2015	80,469	$4,719,507	—	—
	11/16/2015	28,924	$1,696,393	—	—
	11/14/2016	26,415	$1,549,240	123,268	$ 7,229,668
	11/13/2017	27,150	$1,592,348	126,698	$ 7,430,838
Total		162,958	$9,557,488	249,966	$14,660,506
T.W. Gorman	07/08/2015	5,588	$ 327,736	—	—
	11/16/2015	2,812	$ 164,924	—	—
	11/14/2016	1,882	$ 110,379	8,782	$ 515,064
	11/13/2017	5,770	$ 338,411	26,924	$ 1,579,093
Total		16,052	$ 941,450	35,706	$ 2,094,157
M.S. LaVigne	07/08/2015	33,026	$1,936,975	—	—
	11/16/2015	10,545	$ 618,464	—	
	11/14/2016	8,982	$ 526,794	41,914	$ 2,458,256
	11/13/2017	8,960	$ 525,504	41,810	$ 2,452,157
Total		61,513	$3,607,737	83,724	$ 4,910,413
G.T. Kinder	07/08/2015	11,176	$ 655,472	—	$ —
	11/16/2015	7,231	$ 424,098	—	—
	11/14/2016	6,159	$ 361,225	28,742	$ 1,685,718
	11/13/2017	5,939	$ 348,322	27,716	$ 1,625,543
Total		30,505	$1,789,117	56,458	$ 3,311,261
E.K. Boss	07/08/2015	11,176	$ 655,472	—	$ —
	11/16/2015	4,018	$ 235,656	—	—
	11/14/2016	3,525	$ 206,741	16,448	$ 964,675
	11/13/2017	4,073	$ 238,881	19,006	$ 1,114,702
Total		22,792	$1,336,750	35,454	$ 2,079,377

(1) Restricted stock equivalents granted 7/8/2015 vest ratably on each anniversary of the grant date for five (5) years.
(2) Restricted stock equivalents granted 11/16/2015 vested on 11/16/2018.
(3) Restricted stock equivalents granted 11/14/2016 vest on 11/14/2019.
(4) Restricted stock equivalents granted 11/13/2017 vest on 11/13/2020.
(5) Performance-based restricted stock equivalent awards each vest on the date the Company publicly releases earnings results for the third fiscal year of the performance period.
(6) The amount of the awards is based on payout, assuming results meet stretch performance level at the conclusion of the performance period.

STOCK VESTED TABLE

Name	Stock Awards	
	Number of Shares Acquired on Vesting (1)	Value Realized on Vesting ($)
A. R. Hoskins	175,211	$10,486,152
T. W. Gorman	15,918	$ 948,175
M.S. LaVigne	65,723	$ 3,940,852
G. T. Kinder	39,332	$ 2,335,991
E. K. Boss	24,336	$ 1,456,476

(1) In fiscal 2018, 20% of the time-based restricted stock equivalents granted to each of the officers at the time of our Spin-Off from our former parent company vested in accordance with the terms of the awards. On 9/30/2018, 200% of the performance restricted stock equivalent awards granted in fiscal 2016 vested in accordance with the terms of the amended and restated award agreements.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
A.R. Hoskins	Energizer Retirement Plan	31	$1,085,245	$0
	Supplemental Executive Retirement Plan	30	$1,287,161	$0
M.S. LaVigne	Energizer Retirement Plan	4	$ 83,446	$0
	Supplemental Executive Retirement Plan	4	$ 81,707	$0
G.T. Kinder	Energizer Retirement Plan	0.5	$ 27,514	$0
	Supplemental Executive Retirement Plan	0.5	$ 6,125	$0
E.K. Boss	Energizer Retirement Plan	0.25	$ 5,691	$0

(1) The number of years of credited service reflects years of actual service prior to the pension plan being frozen. For Mr. Hoskins 15 of the years shown were with Edgewell, our former parent company, and the remainder were with Ralston Purina Company, Edgewell's former parent. In February of 2009, in order to reduce cash outlays and bolster the Company's compliance with its debt covenants, the Human Capital Committee, on a one-time basis, suspended accrual of benefits for officers in the Supplemental Executive Retirement Plan for the calendar year, and in lieu of those and other benefits, Mr. Hoskins was granted a 2009 performance award.

(2) Based on age, benefits are available without reduction. Assumptions utilized in the valuations are set forth in "*Note 11, Pension Plans*" of the Notes to Consolidated Financial Statements of our Annual Report on Form 10-K for year ended September 30, 2018.

NON-QUALIFIED DEFERRED COMPENSATION

We have adopted several plans or arrangements that provide for the deferral of compensation on a basis that is not tax-qualified.

Deferred Compensation Plan — Under the terms of our deferred compensation plan, an unfunded, non-qualified plan that assumed the liabilities under our former parent's plan in connection with the Spin-Off, prior to January 1, 2013, executives could elect to have up to 100% of their annual cash bonus deferred until their retirement or other termination of employment, or for a shorter, three-year period (at the executive's election, in advance). All funds are invested in the Prime Rate fund, which credits account balances on a daily basis, at the prime rate quoted by The Wall Street Journal as of the first business day of the given quarter. For fiscal 2018, the rate credited under this fund ranged from 4.25% to 5.25%. Balances in the plan are vested and may be paid out in a lump sum in cash six months following termination, or in five-or ten-year increments commencing the year following termination of employment, as previously elected by the participant.

Executive Savings Investment Plan — Under the terms of our executive savings investment plan, our excess 401(k) plan, amounts that would be contributed, either by an executive or by us on the executive's behalf, to the 401(k) plan but for limitations imposed by the IRC, are credited to the non-qualified executive savings investment plan. Under that plan, executives may elect to defer their contributions into any of the measurement fund options which track the performance of the Vanguard investment funds offered under our qualified savings investment plan. Deferrals and vested Company contributions may be transferred to different investment options at the executive's discretion. Deferrals in the executive savings investment plan, adjusted for the net investment return, are paid out in a lump sum payment, or in five or ten annual installments, following retirement or other termination of employment, as previously elected by the participant.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
A.R. Hoskins	Def'd Comp. Plan	$ 0	$ 0	$210,876	$0	$4,771,088
	Exec. S.I.P.	$158,670	$141,802	$189,941	$0	$1,833,113
	Total	**$158,670**	**$141,802**	**$400,817**	**$0**	**$6,604,201**
T.W. Gorman	Def'd Comp. Plan	$ 0	$ 0	$ 0	$0	$ 0
	Exec. S.I.P.	$ 50,336	$ 35,236	$ 16,797	$0	$ 259,305
	Total	**$ 50,336**	**$ 35,236**	**$ 16,797**	**$0**	**$ 259,305**
M.S. LaVigne	Def'd Comp. Plan	$ 0	$ 0	$ 24,795	$0	$ 560,994
	Exec. S.I.P.	$ 74,025	$ 57,442	$156,608	$0	$1,448,575
	Total	**$ 74,025**	**$ 57,442**	**$181,403**	**$0**	**$2,009,569**
G.T. Kinder	Def'd Comp. Plan	$ 0	$ 0	$ 0	$0	$ 0
	Exec. S.I.P.	$ 50,514	$ 33,883	$ 19,049	$0	$ 349,687
	Total	**$ 50,514**	**$ 33,883**	**$ 19,049**	**$0**	**$ 349,687**
E.K. Boss	Def'd Comp. Plan	$ 0	$ 0	$ 0	$0	$ 0
	Exec. S.I.P.	$ 49,432	$ 32,857	$ 31,265	$0	$ 354,344
	Total	**$ 49,432**	**$ 32,857**	**$ 31,265**	**$0**	**$ 354,344**

(1) The officer contributions to our executive savings investment plan during fiscal 2018 consist of deferrals of salary earned with respect to fiscal 2018.

(2) Contributions and accruals to our executive savings investment plan consist of Company contributions which would have otherwise been contributed to the 401(k) plan but for limitations imposed by the IRS. These amounts, in their entirety, are included in the All Other Compensation column of the "*Summary Compensation Table*".

(3) Aggregate earnings/(losses) shown in this column consist of:
 – amounts credited to each executive under the investment options of each of the plans, reflecting actual earnings, including appreciation and depreciation, on investment funds offered under our qualified 401(k) plan with returns during fiscal 2018 ranging from -7.55% to 21.28%; and
 – in the case of the prime rate option of our deferred compensation plan, interest at the prime rate, quoted by the Wall Street Journal.

(4) Of the aggregate balances shown in this column with respect to the executive savings investment plan, the following amounts were previously reported as compensation in the "*Summary Compensation Table*" of our proxy statement for our 2018 Annual Shareholders' Meeting:
 – Mr. Hoskins: $287,475
 – Mr. Gorman: $21,302
 – Mr. LaVigne: $ 141,228
 – Mr. Kinder: $63,873
 – Ms. Boss: $71,924

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We have not entered into general employment agreements with any of our NEOs. We have adopted an executive severance plan providing for certain benefits in connection with a qualifying termination, as described below. We have also entered into change of control employment agreements with our NEOs and certain of our other key employees which provide for severance compensation, acceleration of vesting and a lump sum payout in lieu of a continuation of benefits upon qualified termination of employment following a change of control. Additionally, equity awards under our Equity Incentive Plan, including awards previously granted by our former parent company that have been converted into equity awards that relate to Energizer's common stock, provide for acceleration of vesting of certain awards in the event of certain terminations of employment.

The information below reflects the value of acceleration or incremental compensation which each executive officer would receive upon the termination of his or her employment or upon a change in control. Because the value of awards and incremental compensation depend on several factors, actual amounts can only be determined at the time of the event.

The information is based on the following assumptions:

- the event of termination (death, permanent disability, involuntary termination without cause, or voluntary termination), or a change of control of the Company, occurred on September 30, 2018, the last day of our fiscal year;
- the market value of our common stock on that date was $58.65 (the actual closing price on September 28, 2018, the last trading day of the fiscal year); and
- each of the executive officers were terminated on that date.

The information does not reflect benefits that are provided under our plans or arrangements that do not discriminate in favor of executive officers and are available generally to all salaried employees—such as amounts accrued under our 401(k) plan, accumulated and vested benefits under our retirement plans (including our pension restoration plan and executive savings investment plan), health, welfare and disability benefits, and accrued vacation pay. For amounts accrued under retirement plans, see *"Pension Benefits Table"*.

The information also does not include amounts under our deferred compensation plan or executive savings investment plan that would be paid, as described in the *"Non-Qualified Deferred Compensation Table"*, except to the extent that an executive officer is entitled to an accelerated benefit as a result of the termination.

Executive Severance Plan

On July 1, 2015, we adopted an executive severance plan which provides benefits to our senior executives, including each of the NEOs, in the event of a "qualifying termination" as defined in the plan, which means an involuntary termination without "cause" or a voluntary termination as a result of "good reason." Post-termination benefits for the senior executives consist of:

- A lump sum payment of one or two times his or her annual base salary at the time of the qualifying termination, which will be two times for Messrs. Hoskins, Gorman and LaVigne and one time for Mr. Kinder and Ms. Boss;
- For Messrs. Hoskins, Gorman and LaVigne, a pro-rata bonus payment based on the number of days during the bonus year the participant was employed and the amount of annual bonus which the participant would have received if he had remained employed, based on actual Company performance; and
- outplacement services for up to 12 months for each of the NEOs.

The payment of benefits under the plan is conditioned upon the executive officer executing a general release in favor of the Company, as well as confidentiality, non-solicitation, non-disparagement and non-competition obligations. In addition, no benefits will be paid to the extent duplicative of benefits under a change in control or similar agreement with the Company.

EXECUTIVE COMPENSATION TABLES

Death, Disability or Termination of Employment (Other than Upon a Change of Control)

Upon an executive officer's death, permanent disability, involuntary termination other than for cause (defined as termination for gross misconduct), and, in some cases, retirement, the following plans or programs provide for acceleration of certain awards. Awards are accelerated for retirement after attainment of age 55 with 10 years of service (including service with our former parent companies) if granted 12 or more months prior to retirement date. No awards are accelerated upon other voluntary termination or involuntary termination for cause. Performance awards vesting upon retirement are paid when results for the Performance Period are met.

Award	Involuntary Termination	Death	Disability	Retirement After Age 55 with 10 years of service
Five-year restricted stock awards granted 7/8/15	Pro Rata Vesting	Accelerated	Accelerated	Pro Rata Vesting
Three-year restricted stock awards granted 11/16/15	Forfeited	Accelerated	Accelerated	Pro Rata Vesting
Three-year restricted stock awards granted 11/14/16	Forfeited	Accelerated	Accelerated	Pro Rata Vesting
Three-year performance awards granted 11/14/16	Forfeited	Accelerated	Pro Rata Vesting	Pro Rata Vesting
Three-year restricted stock award granted 11/13/17	Forfeited	Accelerated	Accelerated	Pro Rata Vesting
Three-year performance awards granted 11/13/17	Forfeited	Accelerated	Pro Rata Vesting	Pro Rata Vesting

Upon termination of employment for any reason, vested account balances in our deferred compensation plan are paid out in cash to the participant in either a lump sum, or over a five or ten year period, commencing six months from the date of termination as previously elected by the participant.

The value of awards which would be accelerated for our NEOs upon death, disability, involuntary termination or retirement as of September 30, 2018 is shown in the following chart. The value of accelerated restricted stock equivalents reflects a stock price of $58.65, the closing market price of the Company's stock on September 30, 2018. Stock market changes since September 30, 2018 are not reflected in these valuations.

Restricted Stock Equivalent Awards Accelerated upon Termination Events*				
Officer	Death	Permanent Disability	Involuntary Termination other Than for Cause	Retirement Following Attainment of Age 55 with 10 Years of Service
A.R. Hoskins	$17,568,486	$13,581,608	$625,249	$5,792,595
T.W. Gorman	$ 2,053,820	$ 1,398,074	$ 43,422	$0
M.S. LaVigne	$ 6,315,547	$ 4,986,309	$256,612	$0
G.T. Kinder	$ 3,576,938	$ 2,685,230	$ 86,841	$0
E.K. Boss	$ 2,471,091	$ 1,895,473	$ 86,841	$0

* —The value of accelerated restricted stock equivalents in the chart above is calculated based on the number of stock equivalents that will vest in accordance with the termination provisions of the agreements valued at $58.65, the closing market price of the Company's stock on September 30, 2018. This calculation differs from the calculation of accelerated vesting for purposes of Code Section 280G and 4999 as reported in the "*Estimated Payments and Benefits*" table below.

If an executive officer is terminated for one of the following events,

- an involuntary termination of an employee's employment without "cause"; or
- a voluntary termination of employment by an employee as a result of "good reason",

then the following payments will be made in accordance with the Executive Severance Plan:

Name	Lump Sum Severance Payment	Outplacement Services	Pro-Rata Bonus Payment
A.R. Hoskins	Two Times Base Salary		Determined by multiplying the amount the executive officer would have received for the year of termination based upon actual Company performance by a fraction, the numerator is the days in the bonus year during which the executive officer was employed and the denominator is the days in the bonus year.
T.W. Gorman	Two Times Base Salary	Up to 12 months	
M.S. LaVigne	Two Times Base Salary		
G.T. Kinder	One Times Base Salary		No Pro-Rata Bonus Payment
E.K. Boss	One Times Base Salary		

No benefit will be paid to an employee under the plan to the extent that benefits would otherwise be paid to the employee under the terms of a Change in Control Employment Agreement (or other similar agreement).

Change of Control of the Company

Our change of control employment agreements with each of the NEOs have terms of two or three years from July 1, 2015, subject to certain automatic renewal provisions. For Messrs. Hoskins and LaVigne, the term is three years. For Messrs. Gorman and Kinder and for Ms. Boss, the term is two years. The agreement provides that the executive officer will receive severance compensation in the event of certain termination events (as provided in the agreement), other than for cause, death or disability, or within specified periods following a change in control of the Company, as such terms are defined in the agreement.

Under the agreements, a change of control is generally defined as an acquisition of more than 50% of the total voting power of the Company, a person beneficially owning more than 20% of the total voting power of the Company, or an unapproved change in the majority of the Board.

Under the agreements, upon a change of control, each executive officer will receive a pro rata annual bonus for the portion of the year occurring prior to a change of control. If the executive officer is terminated under the termination events defined in the agreement within specified periods of the change of control, the severance compensation payable under the agreement consists of:

- a payment equal to a multiple of the executive officer's annual base salary and target bonus (defined as the most recent five year actual bonus percentages multiplied by the greater of base salary at either termination or change of control), which will be three times in the case of Messrs. Hoskins and LaVigne and two times in the case of Messrs. Gorman, Kinder and Ms. Boss;
- a pro rata portion of the executive officer's target annual bonus for the year of termination; and
- a lump-sum payment intended to assist with health and welfare benefits for a period of time post-termination.

Following termination of employment, each executive officer is bound by a one year covenant not to compete, a one year non-solicitation covenant, and a covenant of confidentiality. No severance payments under the agreements would be made in the event that an executive officer's termination is voluntary (other than for good reason), is due to death, disability or normal retirement, or is for cause. Under the agreements, in the event that it is determined that a "golden parachute" excise tax is due under the Internal Revenue Code, we will reduce the aggregate amount of the payments payable to an amount such that no such excise tax will be paid if the resulting amount would be greater than the after-tax amount if the payments were not so reduced.

The agreements also provide that upon a change of control, outstanding equity awards held by each executive officer will accelerate and vest in accordance with the terms of the awards, even if the awards have a higher threshold for a "change of control". Our equity awards generally define a "change of control" as an acquisition of 50% or more of the outstanding shares of our common stock. The terms of our outstanding equity awards vary as to the portion of the unvested award that will accelerate and vest upon a change of control, as indicated below:

Award	Vesting
Five-year time based awards granted 7/8/15	100% vest upon change of control
Three-year time based awards granted 11/16/15	100% vest upon change of control
Three-year time based awards granted 11/14/16	100% vest upon change of control
Three-year performance awards granted 11/14/16	The greater of (i) the number of stock equivalents granted at target or (ii) the amount of target performance stock equivalents which would have vested had the performance period ended on the date the change of control occurs
Three-year time based awards granted 11/13/17	100% vest upon change of control
Three-year performance awards granted 11/13/17	The greater of (i) the number of stock equivalents granted at target or (ii) the amount of target performance stock equivalents which would have vested had the performance period ended on the date the change of control occurs

Payments of cash would be made in a lump sum no sooner than six months following termination of employment.

Estimated Payments and Benefits

Based on the assumptions set out above, the following chart sets forth estimated payments to our NEOS upon termination following a change of control. If a change of control occurs but their employment is not terminated, the agreements provide a more limited value. The value of accelerated restricted stock equivalents and performance awards reflects a stock price of $58.65 (the closing price of our common stock on the last trading day of fiscal 2018). Stock market declines and vesting and forfeitures of unvested restricted stock equivalents since September 30, 2018 are not reflected in these valuations. Upon a change of control, retirement benefits under the executive savings investment plan vest to the extent not already vested.

Name	Cash Severance	Retirement Benefits	Restricted Stock Equivalent Awards	Benefits	Excise Tax Reduction	Total
A.R. Hoskins	$8,942,497	$0	$17,568,486	$33,954	$ 0	$26,544,937
T.W. Gorman	$2,262,990	$0	$ 2,053,820	$31,526	$ 0	$ 4,348,336
M.S. LaVigne	$4,226,526	$0	$ 6,315,547	$31,900	($506,862)(1)	$10,067,111
G.T. Kinder	$2,047,696	$0	$ 3,576,938	$32,866	$ 0	$ 5,657,500
E.K. Boss	$1,988,299	$0	$ 2,471,091	$20,359	($722,121)(1)	$ 3,757,628

(1) Under Internal Revenue Code Section 280G, executive officer will incur an excise tax on portions of these payments if the parachute value of payments due upon certain events, including a termination of employment, exceeds a specified threshold in connection with a change in control. The Company determines whether a named executive officer is better off receiving the full payment due and paying the excise tax, or receiving a reduced payment that falls just below the excise tax threshold, which is referred to as a "best of net" provision. For this hypothetical payment as of September 30, 2018, it has been estimated that Mr. LaVigne and Ms. Boss would be better off receiving the reduced payouts. The other named executive officers are better off receiving the full payment and paying the excise tax.

HUMAN CAPITAL COMMITTEE REPORT

The Human Capital Committee reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Human Capital Committee recommended to the Board that the Compensation Discussion and Analysis be included in the proxy statement and incorporated by reference into the Annual Report on Form 10-K for the year ended September 30, 2018.

Submitted by the Human Capital Committee members of the Board:

James C. Johnson—Chairman
Bill G. Armstrong
Cynthia J. Brinkley
Kevin J. Hunt

Proposal 2: Approving Our Executive Compensation Program (an Advisory, Non-binding "Say on Pay" Resolution)

We are providing an advisory vote and seeking approval of our executive compensation for fiscal 2018. At our 2016 Annual Shareholders' Meeting, a majority of shareholders voted to have a Say on Pay vote each year. As a result, we will conduct an advisory vote on executive compensation annually at least until the next shareholder advisory vote on the frequency of such votes.

Although the Say on Pay vote is advisory and is not binding on our Board, our Human Capital Committee takes into consideration the outcome of the vote when making future executive compensation decisions. At the 2018 Annual Shareholders' Meeting, more than 97% of the votes cast favored our Say on Pay proposal. The Human Capital Committee considered this result and input from various stakeholders, and in light of the strong support, maintained a consistent overall approach for fiscal 2018.

Our Board believes that our current executive compensation program appropriately links compensation realized by our executive officers to our performance and properly aligns the interests of our executive officers with those of our shareholders. The details of this compensation for fiscal 2018, and the reasons we awarded it, are described in our Proxy Statement.

> **Our Board recommends a vote "FOR" approving our executive compensation (an advisory, non-binding "Say on Pay" resolution).**



Audit Committee Matters

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Audit Committee has a formal policy concerning approval of all services to be provided by our independent auditor, including audit, audit-related, tax and other services. The policy requires that all services the auditor may provide to us must be pre-approved by the Audit Committee. The Chair of the Audit Committee has the authority to pre-approve permitted services that require action between regular Audit Committee meetings; provided, he reports to the Audit Committee at the next regular meeting. Early in each fiscal year, the Audit Committee approves the list of planned audit and non-audit services to be provided by the auditor during that year, as well as a budget estimating spending for such services for the fiscal year. Any proposed services exceeding the maximum fee levels set forth in that budget must receive specific pre-approval by the Audit Committee. As applicable, the Audit Committee pre-approved all fees and services paid by Energizer for fiscal 2018 and 2019.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors consists entirely of non-employee directors that are independent, as defined in Section 303A.02 of the New York Stock Exchange Listed Company Manual.

The Audit Committee is responsible for the duties set forth in its charter, but is not responsible for preparing the financial statements, implementing or assessing internal controls or auditing the financial statements. Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and issuing a report thereon. The Committee's responsibility is to monitor and oversee these processes.

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent registered public accountants, PricewaterhouseCoopers LLP ("PwC"), all annual and quarterly financial statements prior to their issuance. With respect to the Company's audited financial statements for the Company's fiscal year ended September 30, 2018, management of the Company has represented to the Committee that the financial statements were prepared in accordance with generally accepted accounting principles. The Committee has reviewed and discussed those financial statements with management and PwC, including a discussion of critical accounting policies, the quality, not just the acceptability, of the accounting principles followed, the reasonableness of significant judgments reflected in such financial statements and clarity of disclosures in the financial statements. The Audit Committee has also discussed with PwC the matters required to be discussed by Auditing Standard No. 16, as adopted by the PCAOB.

In fulfilling its oversight responsibilities for reviewing the services performed by Energizer's independent registered public accountants, the Audit Committee retains sole authority to select, evaluate and replace the outside auditors, discusses with the independent registered public accountants the overall scope of the annual audit and the proposed audit fees, and annually evaluates the qualifications, performance and independence of the independent registered public accountants and its lead audit partner. Annually the Audit Committee oversees a process to assess the performance of the auditor and utilizes the results of that assessment when considering their reappointment. The Committee also annually discusses PwC's internal quality review process and the PCAOB's inspection report on PwC, as well as the results of any internal quality reviews or PCAOB inspections of key engagement team members. In accordance with SEC rules, lead audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to the Company. For lead and concurring partners, the maximum number of consecutive years of service is five years. The process for selection of the Company's lead audit partner pursuant to this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee has received the written disclosures from PwC required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence), as modified or supplemented, and has discussed the independence of PwC with members of that firm. In doing so, the Committee considered whether the non-audit services provided by PwC were compatible with its independence. In fiscal 2018, the Audit Committee met five times with the internal auditors and PwC, with and without management present, to discuss the results of their examination, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In addition, the Audit Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements for the fiscal year ended September 30, 2018 be included in the Company's Annual Report on Form 10-K for that year and has selected PwC as the Company's independent registered public accountants for fiscal year 2019.

Submitted by the Audit Committee members of the Board:

Patrick J. Moore —Chairman
Bill G. Armstrong
John E. Klein
Nneka L. Rimmer
Robert V. Vitale

Proposal 3: Ratification of Appointment of Independent Auditor

Our Audit Committee, in accordance with authority granted in its charter by the Board, appointed PwC as independent auditor for the current fiscal year. PwC has served as our independent auditor since our Spin-Off from Edgewell Personal Care Company ("Edgewell") and served as Edgewell's independent auditor for every fiscal year since 2000. PwC has begun certain work related to the fiscal 2019 audit, as approved by the Audit Committee. Information on independent auditor fees for the last two fiscal years is set forth below. The Board and the Audit Committee believe that the retention of PwC to serve as independent auditor is in the best interests of the Company and its shareholders. In making this determination, the Board and the Audit Committee considered a number of factors, including:

- Audit Committee members' assessment of PwC's performance
- Management's assessment of PwC's performance
- PwC's independence and integrity
- PwC's fees and the quality of services provided to the Company
- PwC's global capabilities and knowledge of our global operations

A representative of PwC is expected to be present at the 2019 Annual Shareholders' Meeting and will have an opportunity to make a statement, if desired, as well as to respond to appropriate questions. Although NYSE listing standards require that the Audit Committee be directly responsible for selecting and retaining the independent auditor, we are providing shareholders with the means to express their views on this issue. Although this vote will not be binding, in the event the shareholders fail to ratify the appointment of PwC, the Audit Committee will reconsider its appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

✔ **The members of the Audit Committee and the Board of Directors recommend a vote "FOR" ratification of the appointment of PwC as the Company's independent auditor for fiscal 2019.**



RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Fees Paid to PWC (in thousands)	FY17	FY18
Audit Fees	$3,230	$3,605
Audit-Related Fees	$ 49	$ 28
Tax Fees:		
Tax Compliance/preparation	$ 93	$ 2
Other Tax Services	$ 158	$ 184
Total Tax Fees	$ 251	$ 186
All Other Fees	$ 0	$ 0
TOTAL FEES	**$3,530**	**$3,819**

Services Provided by PWC

The table above discloses fees paid to PwC during the last fiscal year for the following professional services:

- **Audit Fees**: These are fees for professional services performed by PwC for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, and services that are normally provided in connection with statutory and regulatory filings or engagements.
- **Audit-Related Fees**: These are fees for assurance and related services performed by PwC that are reasonably related to the performance of the audit or review of our financial statements.
- **Tax Fees**: These are fees for professional services performed by PwC with respect to tax compliance, tax advice and tax planning. This includes preparation of original and amended tax returns for the Company and our consolidated subsidiaries; refund claims; payment planning; and tax audit assistance.

Additional Information

STOCK OWNERSHIP INFORMATION

Five Percent Owners of Common Stock

The following table shows, as of November 23, 2018, the holdings of the Company's common stock by any entity or person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's common stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Outstanding(1)
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	5,323,593(2)	8.9%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	5,221,356(3)	8.7%
Ceredex Value Advisors, LLC 3333 Piedmont Road NE, Suite 1500, Atlanta, GA 30305	3,929,760(4)	6.6%
J.P. Morgan Chase & Co. 270 Park Avenue, New York, NY 10017	3,657,864(5)	6.1%

(1) On November 23, 2018, there were 59,894,948 shares of the Company's common stock outstanding.

(2) As reported in a statement on Schedule 13G/A filed with the SEC on January 29, 2018, BlackRock, Inc. and related entities reported, as of December 31, 2017, sole voting power over 5,043,826 such shares and sole dispositive power over 5,323,593 of such shares.

(3) As reported in a statement on Schedule 13G/A filed with the SEC on February 9, 2018, The Vanguard Group and related entities reported, as of December 31, 2017, sole voting power over 33,434 of such shares, shared voting power over 8,364, sole dispositive power over 5,184,306 of such shares and shared dispositive power over 37,050 of such shares.

(4) As reported in a statement on Schedule 13G filed with the SEC on February 12, 2018, Ceredex Value Advisors, LLC and related entities reported, as of December 31, 2017, sole voting power over 3,110,760 of such shares and sole dispositive power over 3,829,760 of such shares.

(5) As reported in a statement on Schedule 13G/A filed with the SEC on January 19, 2018, J.P. Morgan Chase & Co. and related entities reported, as of December 29, 2017, sole voting power over 3,563,483 of such shares, and sole dispositive power over 3,657,864 of such shares.

STOCK OWNERSHIP INFORMATION

Ownership of Directors and Executive Officers

The table below contains information regarding beneficial common stock ownership of directors and executive officers as of November 23, 2018. It does not reflect any changes in ownership that may have occurred after that date. In general, "beneficial ownership" includes those shares a director or executive officer has the power to vote or transfer, as well as shares owned by immediate family members that reside with the director or executive officer. Unless otherwise indicated, directors and executive officers named in the table below have sole voting and investment power with respect to the shares set forth in the table and none of the stock included in the table is pledged. The table also indicates shares that may be obtained within 60 days upon the exercise of options, or upon the conversion of vested stock equivalents into shares of common stock.

Directors And Executive Officers	Shares Beneficially Owned	Stock Equivalents held in the Deferred Compensation Plan	% of Shares Outstanding (A) (*denotes less than 1%)
Bill G. Armstrong	24,685(C)	48,892	*
Cynthia J. Brinkley	13,449(C)	2,127	*
Alan R. Hoskins	256,620(C)	0	*
Kevin J. Hunt	13,449(C)	0	*
James C. Johnson	16,341(C)	179	*
John E. Klein	25,332(C)	22,311	*
W. Patrick McGinnis	36,423(C)	17,866	*
Patrick J. Moore	13,449(C)	0	*
J. Patrick Mulcahy	566,939(B)(C)	106,304	1.12%
Nneka L. Rimmer	746	0	*
Robert V. Vitale	14,719(C)	2,209	*
Emily K. Boss	22,495(C)	0	*
Timothy W. Gorman	34,274(C)	0	*
Gregory T. Kinder	30,170(C)	0	*
Mark S. LaVigne	61,989(C)	0	*
All Executive Officers and Directors as a Group (16 persons)	1,153,942(C)	199,888	2.25%

(A) The number of shares outstanding for purposes of this calculation was the number outstanding as of November 23, 2018, equivalents that vest within 60 days, or upon retirement, and the number of stock equivalents held in the deferred compensation plan.

(B) Mr. Mulcahy disclaims beneficial ownership of 12,500 shares of common stock owned by his wife and 111 shares owned by his step-daughter.

(C) Includes vested stock equivalents which will convert to shares of common stock upon the individual's retirement, resignation from the Board or termination of employment with the Company. The number of vested stock equivalents credited to each individual executive officer or director is as follows: Mr. Mulcahy, 18,210; Ms. Brinkley, 5,589; Mr. Johnson, 14,043; Mr. Klein, 20,643; Mr. Moore, 11,151; and Mr. Vitale, 961. This amount also includes unvested stock equivalents that vest upon a director's retirement from the Board or upon attainment of certain vesting provisions, in accordance with the time based restricted stock equivalent awards, upon retirement or termination for the executive officers. The number of unvested stock equivalents credited to each director and executive officer is as follows: Mr. Armstrong, 2,298; Ms. Brinkley, 2,298; Mr. Hoskins, 42,691; Mr. Hunt, 2,298; Mr. Johnson, 2,298; Mr. Klein, 2,298; Mr. McGinnis, 2,298; Mr. Moore, 2,298; Mr. Mulcahy, 2,298; Ms. Rimmer, 746 and Mr. Vitale 2,298; Mr. LaVigne, 6,880; Mr. Gorman, 1,164; Mr. Kinder, 2,328; Ms. Boss, 2,328 and all other executive officers, 1,746.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and anyone holding 10% or more of a registered class of our equity securities (reporting persons) to file reports with the SEC showing their holdings of, and transactions in, Energizer securities. Based solely on a review of copies of such reports, and written representations from each reporting person that no other reports are required, we believe that for 2018 all reporting persons filed the required reports on a timely basis under Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board has adopted a written policy regarding the review and approval or ratification of transactions involving the Company and our directors, nominees for directors, executive officers, immediate family members of these individuals, and shareholders owning five percent or more of our outstanding common stock, each of whom is referred to as a related party. The policy covers any related party transaction, arrangement or relationship where a related party has a direct or indirect material interest and the amount involved exceeds $100,000 in any calendar year. Under the policy, the Audit Committee is responsible for reviewing and approving, or ratifying, the material terms of any related party transactions. The Audit Committee is charged with determining whether the terms of the transaction are any less favorable than those generally available from unaffiliated third parties, and determining the extent of the related party's interest in the transaction.

In adopting the policy, the Board reviewed certain types of related party transactions described below and determined that they should be deemed to be pre-approved, even if the aggregate amount involved might exceed $100,000:

• Officer or director compensation which would be required to be disclosed under Item 402 of the SEC's compensation disclosure requirements, and expense reimbursements to these individuals in accordance with our policy;

• Transactions with another company at which a related party serves as an employee, director, or holder of less than 10% of that company's outstanding stock, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's consolidated gross revenues;

• Charitable contributions to a charitable trust or organization for which a related party serves as an employee, officer or director, if the annual contributions by us do not exceed the greater of $100,000 or 2% of the organization's total annual receipts; and

• Transactions in which all of our shareholders receive proportional benefits, the rates or charges involved are determined by competitive bids, the transaction involves obtaining services from a regulated entity at rates fixed by law, or the transaction involves bank services as a depositary of funds, transfer agent or registrar, or similar services.

Our legal department is primarily responsible for the development and implementation of processes and procedures to obtain information from our directors and executive officers with respect to related party transactions.

During fiscal 2018, there were no transactions with executive officers, directors or their immediate family members which were in an amount in excess of $100,000, and in which any such person had a direct or indirect material interest.

VOTING PROCEDURES

Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Shareholders' Meeting. On December 13, 2018, we mailed a Notice of Internet Availability of Proxy Materials to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or vote by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Who Can Vote

Record holders of Energizer Holdings, Inc. common stock on November 23, 2018 may vote at the meeting. On November 23, 2018, there were 59,894,948 shares of common stock outstanding. The shares of common stock held in our treasury will not be voted.



How to attend the Meeting in Person

You are entitled to attend the Annual Shareholders' Meeting only if you were a shareholder as of the close of business on November 23, 2018, the record date, or hold a valid proxy for the meeting. In order to be admitted to the Annual Shareholders' Meeting, you must present proof of ownership of Energizer stock on the record date. This can be any of the following:

• A brokerage statement or letter from a bank or broker indicating ownership on November 23, 2018
• The Notice of Internet Availability of Proxy Materials
• A printout of the proxy distribution email (if you received your materials electronically)
• A proxy card
• A voting instruction form
• A legal proxy provided by your broker, bank, or nominee

Shareholders and proxy holders must also present a form of photo identification such as a driver's license. We will be unable to admit anyone who does not present identification or refuses to comply with our security procedures.

How to Vote

There are four voting methods for record holders:

Mail	If you choose to vote by mail, complete a proxy card, date and sign it, and return it in the postage-paid envelope provided (if you received a paper copy of the proxy materials) or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
Telephone	You can vote your shares by telephone by calling 1-800-690-6903 and using the identification code indicated on the Notice Regarding the Availability of Proxy Materials or the proxy card mailed to you. Voting is available 24 hours a day.
Internet	You can also vote via the Internet at www.proxyvote.com. Your identification code for Internet voting is on the Notice Regarding the Availability of Proxy Materials or the proxy card mailed to you, and voting is available 24 hours a day.
Written Ballot	You can vote by submitting a written ballot at the Annual Shareholders' Meeting.

Vote Required; Effect of Abstentions and Broker Non-Votes

The holders of record of shares representing a majority of the voting power of our issued and outstanding shares of common stock entitled to vote at the Annual Shareholders' Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business.

The shares of a shareholder whose ballot on any or all proposals is marked as "abstain" will be included in the number of shares present at the Annual Shareholders' Meeting to determine whether a quorum is present. If you are the beneficial owner of shares held by a broker or other custodian, you may instruct your broker how to vote your shares through the voting instruction form included with this Proxy Statement. If you wish to vote the shares you own beneficially at the meeting, you must first request and obtain a "legal proxy" from your broker or other custodian. If you choose not to provide instructions or a legal proxy, your shares are referred to as "uninstructed shares". Whether your broker or custodian has the discretion to vote these shares on your behalf depends on the ballot item. The following table summarizes the votes required for passage of each proposal and the effect of abstentions and uninstructed shares held by brokers.

Brokers and custodians can no longer vote uninstructed shares on your behalf in director elections. For your vote to be counted, you must submit your voting instruction form to your broker or custodian.

Item	Votes Required for Approval	Abstentions	Uninstructed Shares
1. Election of Directors	Majority of Voting Power (1)	No Effect	Not Voted/No Effect
2. Advisory, Non-Binding Vote to Approve Executive Compensation	Majority of Voting Power (1)	No Effect	Not Voted/No Effect
3. Ratification of Appointment of Independent Auditor	Majority of Voting Power (1)	No Effect	Discretionary Vote

(1) "Majority of Voting Power" in table relates to shares present in person or represented by proxy, and entitled to vote.

You may revoke your proxy and change your vote at any time before the voting polls close at our Annual Shareholders' Meeting by submitting a properly executed proxy of a later date, a written notice of revocation (of your previously executed proxy) sent to our Corporate Secretary, or a vote cast in person at our Annual Shareholders' Meeting (however, attending the meeting without voting will not revoke a proxy).

Solicitation of Proxies

The Board of Directors is soliciting the proxy accompanying this Proxy Statement. Proxies may be solicited by executive officers, directors, and employees of the Company, none of whom will receive any additional compensation for their services. Georgeson, LLC may solicit proxies for a fee of $7,500 plus expenses. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email, or the Internet. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs of sending the proxy materials to the beneficial owners of our common stock.

HOUSEHOLDING

To reduce costs and reduce the environmental impact of our Annual Shareholders' Meeting, a single Proxy Statement and Annual Report, along with individual proxy cards or individual Notices of Internet Availability, will be delivered in one envelope to certain shareholders having the same last name and address and to individuals with more than one account registered at our transfer agent with the same address unless contrary instructions have been received from an affected shareholder. Shareholders participating in householding will continue to receive separate proxy cards. If you are a registered shareholder and would like to enroll in this service or receive individual copies of this year's and/or future proxy materials, please contact our transfer agent, Broadridge Financial Solutions, Inc., at 866-741-8213, by email at shareholder@broadridge.com or in writing to 51 Mercedes Way, Edgewood, NY 11717. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

OTHER BUSINESS

The Board does not intend to bring any other business before the Annual Shareholders' Meeting, and so far as is known to our Board, no matters are to be brought before the meeting other than as specified in the notice of meeting. Our bylaws provide that shareholders may nominate candidates for directors or present a proposal or bring other business before an annual meeting only if they give timely written notice of the nomination or the matter to be brought not less than 90 nor more than 120 days prior to the first anniversary of the prior year's meeting, as described under "*Shareholder Proposals for 2020 Annual Shareholders' Meeting*".

SHAREHOLDER PROPOSALS FOR THE 2020 ANNUAL SHAREHOLDERS' MEETING

Any proposals to be presented at the 2020 Annual Shareholders' Meeting must be received by the Company, directed to the attention of the Corporate Secretary, no later than August 15, 2019 in order to be included in the Company's Proxy Statement and form of proxy for that meeting under Rule 14a-8 of the Exchange Act. Upon receipt of any proposal, the Company will determine whether or not to include the proposal in the Proxy Statement and proxy card in accordance with regulations governing the solicitation of proxies. The proposal must comply in all respects with the rules and regulations of the SEC and our bylaws.

In order for a shareholder to nominate a candidate for director under our bylaws, timely notice of the nomination must be received by us in advance of the meeting. Ordinarily, such notice must be received not less than 90, nor more than 120, days before the first anniversary of the prior year's meeting. For the 2020 Annual Shareholders' Meeting, the notice would have to be received between September 30, 2019 and October 30, 2019. However, in the event that the date of the 2020 Annual Shareholders' Meeting is more than 30 days before or more than 60 days after the first anniversary of the 2020 Annual Shareholders' Meeting, notice must be received no earlier than the 120th day prior to the date of the 2020 Annual Shareholders' Meeting and not later than the close of business on the later of the 90th day prior to the date of the 2020 Annual Shareholders' Meeting, or the seventh day following the day on which notice of the date of the meeting was mailed or on which public notice of the meeting was given. The notice of nomination must include, as to each person whom the shareholder proposes to nominate for election, information required by our bylaws, including:

- the nominee's name, age, business and residential address;
- the nominee's principal occupation for the previous five years;
- the nominee's consent to being named as a nominee and to serving on the Board;
- the nominee's "disclosable interests" as of the date of the notice (which information shall be supplemented by such person, if any, not later than ten days after the record date of the Annual Shareholders' Meeting to disclose such ownership as of the record date), which includes:
  - shares of common stock; options, warrants, convertible securities, stock appreciation rights, or similar rights with respect to our common stock; any proxy, contract, arrangement, understanding, or relationship conveying a right to vote common stock;
  - any short interest with respect to common stock;
  - any derivative instruments held by a partnership in which the nominee has a partnership interest; and
  - rights to any performance-related fee based on any increase or decrease in the value of common stock or any related derivative instrument; and
- a description of all monetary or other material agreements, arrangements or understandings between the nominating shareholder and the nominee during the prior three years.

In addition, the nominating shareholder must provide their name and address and disclosable interests (as such term is described above). The shareholder must be present at the Annual Shareholders' Meeting at which the nomination is to be considered, and must provide a completed questionnaire regarding the nominee's background and qualification and compliance with our corporate governance, conflict of interest, and other pertinent policies and guidelines. To assist in the evaluation of shareholder-recommended candidates, the Human Capital Committee may request that the shareholder provide certain additional information required to be disclosed in the Company's proxy statement under Regulation 14A of the Exchange Act. The shareholder nominating the candidate must also include his or her name and address, and the number of shares of common stock beneficially owned.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"). However, management believes that certain non-GAAP financial measures provide users with additional meaningful comparisons to the corresponding historical or future period. These non-GAAP financial measures exclude items that management believes are not reflective of the Company's on-going operating performance, such as acquisition and integration costs, acquisition inventory step up costs, gain on sale of real estate, restructuring activities, costs related to the spin, and income tax adjustments. These measures help investors to see year over year comparability when excluding currency fluctuations, acquisition activity as well as other company initiatives that are not on-going. We believe these non-GAAP financial measures are an enhancement to assist investors in understanding our business and in performing analysis consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. In addition, these non-GAAP measures may not be the same as similar measures used by other companies due to possible differences in method and in the items being adjusted.

We provide the following non-GAAP measures and calculations, as well as the corresponding reconciliation to the closest GAAP measure:

	FY 15	FY 16	FY 17	FY 18
Free Cash Flow (in millions)				
Net cash from operating activities	$161.8	$193.9	$197.2	$228.7
Capital expenditures	(40.4)	(28.7)	(25.2)	(24.2)
Proceeds from sale of assets	13.7	1.5	27.2	6.1
Free cash flow—subtotal	$135.1	$166.7	$199.2	$210.6
Acquisition and integration related payments	—	5.6	4.3	27.2
Adjusted free cash flow	$135.1	$172.3	$203.5	$237.8

	FY 2016	FY 2017	FY 2018
Reported GAAP Diluted EPS	$ 2.04	$ 3.22	$ 1.52
Acquisition and integration costs	0.22	0.06	1.00
Acquisition withholding tax	—	—	0.10
Settlement on Canadian pension plan termination	—	—	0.17
Gain on sale of real estate	—	(0.26)	(0.06)
Restructuring	0.05	—	—
Spin	0.11	—	—
Spin restructuring	0.07	(0.04)	—
Income tax adjustments	(0.18)	—	—
One-time impact of the new U.S. Tax Legislation	—	—	0.64
Adjusted Non-GAAP Diluted EPS	$ 2.31	$ 2.98	$ 3.37
Weighted average shares—Diluted	62.5	62.6	61.4

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	FY 2016	FY 2017	FY 2018
Reported SG&A (in millions)	$361.4	$361.3	$421.7
Acquisition and integration costs	10.0	4.0	62.9
Spin	10.0	—	—
Adjusted SG&A	$341.4	$357.3	$358.8

	FY 2016	FY 2017	FY 2018
Earnings before income taxes (in millions)	$165.7	$273.3	$175.2
Other items, net	(9.1)	(5.0)	(6.6)
Interest expense	54.3	53.1	98.4
Gain on sale of real estate	—	(16.9)	(4.6)
Spin restructuring	5.8	(3.8)	—
Restructuring	2.5	—	—
Acquisition and integration costs (in SG&A and COGS)	18.1	5.1	63.1
Spin (in SG&A and COGS)	10.4	—	—
Restructuring (in COGS)	2.4	—	—
Adjusted Operating Profit	$250.1	$305.8	$325.5

	FY 2016	FY 2017	FY 2018
Net Earnings (in millions)	$127.7	$201.5	$ 93.5
Income tax provision	38.0	71.8	81.7
Earnings before taxes	$165.7	$273.3	$175.2
Interest expense	54.3	53.1	98.4
Depreciation and Amortization	34.3	50.2	45.1
EBITDA	$254.3	$376.6	$318.7
Restructuring	4.9	—	—
Spin Costs	10.4	—	—
Spin Restructuring	5.8	(3.8)	—
Gain on Sale of Real Estate	—	(16.9)	(4.6)
Acquisition and Integration Costs	10.0	8.4	42.7
HandStands EBITDA	27.5	—	—
Settlement loss on Canadian Pension Plan Termination	—	—	14.1
Share-Based Payments	20.4	24.3	28.2
Adjusted EBITDA	$341.5	$388.6	$399.1

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	FY 2016	% Chg	FY 2017	% Chg	FY 2018	% Chg
Net Sales - Prior Year (in millions)	$1,631.6		$1,634.2		$1,755.5	
Organic	49.8	3.1%	49.9	3.1%	22.5	1.3%
Impact of Acquisitions	32.3	2.0%	83.1	5.1%	2.3	0.1%
Change in Argentina Operations	(3.5)	(0.2%)	2.6	0.2%	(1.9)	(0.1%)
Change in Venezuela Operations	(8.5)	(0.5%)	—	0.0%	—	0.0%
International go to market	(14.7)	(0.9%)	—	0.0%	—	0.0%
Impact of Currency	(52.8)	(3.3%)	(14.3)	(1.0%)	19.1	1.1%
Net Sales - Current Year	$1,634.2	0.2%	$1,755.5	7.4%	$1,797.5	2.4%

Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, MO 63141
(314) 985-2000
www.energizerholdings.com

